Acadia Realty Trust

Annual Report 2001

Real Strategies for Real Growth


WAL-MART
T.J.maxx
OUTLET
TARGET

ACADIA REALTY TRUST is a fully integrated, self-managed and self-administered equity real estate investment trust traded on the New York Stock Exchange under the symbol AKR. Acadia specializes in the acquisition, management, leasing and repositioning of neighborhood and community shopping centers. The Company operates 52 properties primarily located in the Eastern and Midwestern regions of the United States and encompassing 9.5 million square feet.



...UDON CENTER, LATHAM, NY   BLADEN... TOWNE CENTRE, TOWANDA, PA   239 GREENWICH AVENUE, GREENWICH, CT   WALNUT HILL PLAZA, WOONSOCKET, RI

COVER:
Right
...OOD MALL, EDGEWOOD, NJ
...ON TOWNE CENTER, ABINGTON, PA
...E PARK SHOPPING CENTER, POMONA, NY

FINANCIAL HIGHLIGHTS

in thousands, except share data	2001	2000	1999	1998[1]	1997
Total Revenues	$85,460	$96,758	$92,709	$59,771	$44,498
Funds from Operations[2]	$29,513	$31,789	$31,160	$10,352	$11,224
Real Estate Owned at Cost	$414,813	$514,139	$569,521	$551,249	$311,688
Common Shares Outstanding[3]	28,697,666	28,150,472	25,724,315	25,419,215	8,554,177
Operating Partnership Units Outstanding[3]	5,249,717	6,804,144	10,484,143	11,184,143	1,623,000

[1] Activity for the year ended December 31, 1998 includes the operations of the properties acquired in the RDC Transaction from August 12, 1998 through December 31, 1998.

[2] NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Effective January 1, 2000, NAREIT clarified the definition of FFO to include non-recurring events except those that are defined as extraordinary items under GAAP. FFO for the years ended December 31, 1998 and 1997 have been restated to conform to this revised definition.

[3] These amounts are as of the end of the year. Subsequent to December 31, 2001, the Company completed a "Modified Dutch Auction" share buyback whereby the Company repurchased 4,136,321 Common Shares and 1,387,653 Operating Partnership Units.

Letter to Shareholders



Kenneth F. Bernstein
President and Chief Executive Officer

Year 2001 was an important year of accomplishment for Acadia Realty Trust.

The major initiatives that we started three years ago when our new management team was brought in to execute a turnaround program are now complete. We have achieved the turnaround at the real estate level, setting in motion other essential components of our business plan for growth. Our core portfolio is leaner and more focused, and our balance sheet is stronger, providing us with the base necessary for moving forward. And, with the launch of our acquisition joint venture in 2001, we now have access to the substantial capital necessary to fund ongoing growth.

Portfolio Strategy

Three years ago, our team put two of the major operational initiatives of our business plan into action — a redevelopment/re-anchoring program and a non-core disposition program. The goal was to establish a sound core portfolio of shopping centers that would serve as a solid foundation on which to build for the future. Generally, our core properties have strong national anchors, are well located in high barrier-to-entry markets, and have anchor rents at, or below, market. Our shopping centers are focused on necessity-based retail, providing our core portfolio with stability during economic downturns. Two-thirds of our shopping centers are anchored by supermarkets, while the remaining properties are anchored by discount retailers, such as Wal-Mart, Target, Kmart and TJ Maxx.

Redevelopments

Two newly redeveloped shopping centers were added to our operating portfolio during 2001. In October, the Abington Towne Center in suburban Philadelphia was completed with the addition of Target as the new anchor tenant. Just north of Boston, the redevelopment of the Methuen Shopping Center was completed with the Wal-Mart opening in September 2001.

"Acadia Realty Trust is well positioned for growth."

Two properties remain in our redevelopment pipeline. There is the Gateway Shopping Center in South Burlington, Vermont, where we are demolishing the existing mall and constructing a new Super Shaw's supermarket to anchor the shopping center. As you can see on page 6, our second redevelopment — the Elmwood Park Shopping Center — is nearing completion following the demolition of an office tower and attached retail stores which we are replacing with a modern-format shopping center. Development activities on both of these projects are well underway; we anticipate both to be operational in 2003.

Dispositions

Our second major portfolio initiative was the disposition of non-core assets. Once we have completed the sale of a 17-property group that is currently under contract for sale to a single buyer, we will have sold 26 properties over three years. The primary goal of this program was to establish a fundamentally sound portfolio of shopping centers that can serve as our core for future growth. It has also allowed us to reduce exposure to troubled retailers, most notably Kmart and Ames. For example, Ames — once the second largest tenant in our portfolio — will drop to the seventh-largest position in our portfolio following the closing of the above-mentioned sale. Also included in the assets targeted for sale were several residential properties, which we sold opportunistically at a significant profit to Acadia.

Capital Strategy

Year 2001, we completed a major initiative that secured the capital necessary for future growth — the formation of a joint venture with four of our largest institutional shareholders. The investment vehicle, Acadia Strategic Opportunity Fund, will enable us to acquire up to $300 million in shopping centers — a goal that is entirely consistent with our growth strategy. We are extremely pleased with the strong endorsement of these institutional investors. Their support and confidence allows us to be patient and discretionary in our acquisitions. Since all of these investors are currently significant shareholders in Acadia, this venture represents a highly beneficial alignment of interests and economic incentives for all of our shareholders.

This joint venture structure is a superior acquisition platform for enhancing shareholder value. It enables us to leverage our management team's talent and our precious capital in a manner that holds potentially superior returns for our shareholders. At the same time, it allows us to maintain the strength of our balance sheet.

The completion of our "Dutch Auction" share buyback program was another accomplishment in effectively managing our capital base. We repurchased 5.5 million shares at $6.05 a share — a price we believe to be highly accretive to our remaining shareholders. It also provided added liquidity for some larger shareholders, significantly diffusing overhang issues related to our shares.



Town Line Plaza, Rocky Hill, CT



Greenridge Shopping Center, Scranton, PA


GENOVESE

Soundview Marketplace, Port Washington, NY


Walgreens
PHARMACY

Village Commons Shopping Center, Smithtown

Growth Strategy

Acadia Realty Trust is well positioned for growth in 2002 and beyond. Our real estate portfolio is strong and focused. Yes, we have recently entered a difficult economic period, and no one knows how robust the recovery will be when it arrives. The Company is postured for growth and, given the defensive nature of our portfolio, we are also well positioned for difficult times. Our balance sheet is also strong following reductions in high-cost debt related to property dispositions — and now we also have access to a considerable stream of capital for growth, based on our recent joint venture. Last, but by no means least, we have in place a strong management team with a proven record of successfully executing our business plan — at both the real estate and capital market levels.

With all these factors in place, I look forward to 2002 and remain steadfast in my commitment to maximize your value in our Company. I thank our shareholders, our tenants and our team for their continued support, which has enabled us to realize the successful completion of a most exciting turnaround of Acadia.

Kenneth F. Bernstein
President and Chief Executive Officer



Blackman Plaza, Wilkes-Barre, PA

From the Chairman



Ross Dworman
Chairman of the Board

The combination of several events in the U.S. during 2001 created a challenging environment for shopping center owners and generally all business owners. During the year, the economy officially entered a recession, the equity (stock) markets declined for the second straight year, and the September 11th disaster created additional hurdles.

What is the current outlook for the shopping center sector? 2002 will be a period to protect net asset value, as many owners will be faced with the challenge of retenanting as some retailers struggle with profit margins and close stores. Historically given the quality of our locations and properties along with the strength of our management team, Acadia has generally derived profits from these types of situations.

What total returns can investors expect from the strip center sector over the next few years? The strip center companies will, on average, earn total annual returns of 10%–12% derived from dividends of 7% and earnings growth rates which have stabilized in the range of 3%–5% (this analysis assumes constant earnings multiples). However, strip center REITs are well positioned to outperform many other real estate sectors since strip centers have a higher percentage of long-term, fixed-rate leases and therefore exhibit less volatile cash flows and swings in net asset value through economic downturns.

Why is Acadia positioned to provide total returns in excess of the averages produced by the sector over the next few years? First, our new joint venture provides management the opportunity to invest externally sourced institutional capital through a "promote" structure earning fees that increase return on equity. Few of our competitors have attractive external sources of capital available. Second, our management team continually evaluates opportunities to maximize return on equity as evidenced by our willingness to buy back large amounts of stock during periods where share price lags underlying net asset value. Third, our stock is just cheap. In the future, as management implements mechanisms to maximize shareholder value, and our share price bridges the "gap" to net asset value, the "gap," when added to the dividends and earnings growth rates, will provide a superior return.

And finally, our CEO, Ken, has spent 11 years carefully assembling a great management team necessary to run a successful public company.

Thank you for your support.

Ross Dworman
Chairman of the Board

Redevelopment Strategy: Creating Value

Our redevelopment strategy is to create value through the aggressive repositioning of assets. Key to our repeated success with this strategy is the careful targeting of the right assets for redevelopment — assets that are well located but in need of significant reconfiguration or re-anchoring. Redevelopment of physical plants has ranged from expanding existing undersized supermarkets to the demolition of an outdated mall and transforming it into a vibrant shopping center. Our leasing group plays an integral role in the successful implementation of our redevelopment strategy by assessing and achieving just the right tenant mix.

Time and again, and further demonstrated in this year's completed projects, our entire team's depth of expertise and experience has resulted in exceptional "value added" solutions. To provide a clearer picture of our redevelopment strategy and its implementation, here is one case history.

Abington Towne Center

The Redevelopment Opportunity

Formerly known as the Atrium Mall, this asset is located in the densely populated, affluent suburban Philadelphia community of Abington. Originally, it was configured as a three-story mall that was anchored by A&P Supermarket, TJ Maxx and Circuit City (see photo on right). The opportunity that we recognized — increase the value of this well-located asset and generate a superior return on our investment through a "de-malling" and re-anchoring of the center.

The Redevelopment Plan

A key tenanting decision was made to anchor this center with the right retailer, and we considered a new Target store to be the perfect fit. Testament to the asset's location quality was Target management's willingness to operate on two floors. Accomplishing our plan required that we terminate two anchor leases and relocate the third anchor (TJ Maxx). The result: Following the opening of the new TJ Maxx store in late 2000, Target opened its store for business on the two upper levels in October 2001.

The Value Created

The successful redevelopment of the Abington Towne Center resulted in a 30% return on our incremental investment (including downtime). A second redevelopment project at the Methuen Shopping Center was also completed this year (see page 8 for details). These successful projects join our growing list of previously completed projects — the Town Line Plaza in Rocky Hill, Connecticut, the Village Commons Shopping Center in Smithtown, New York, and 239 Greenwich Avenue in Greenwich, Connecticut. Two additional projects are currently in the "pipeline" with completion anticipated during 2003 — the Elmwood Park Shopping Center in Elmwood Park, New Jersey, and the Gateway Shopping Center in South Burlington, Vermont.




T·J·MAXX

Abington Towne Center, Philadelphia, Pennsylvania. This successful redevelopment resulted in a 30% return on our incremental investment. Left to right: the property prior to redevelopment, during construction, and following completion.

From Left to Right

Carol A. Smrex
Vice President, Counsel

Joseph Hogan
Sr. Vice President,
Director of Construction

Timothy J. Bruce
Sr. Vice President,
Director of Leasing

Leasing Strategy: Adding Value

Elmwood Park Shopping Center, Elmwood Park, New Jersey. Scheduled for completion in 2003, this project demonstrates how we add value to a property. Left to right: the previous anchor (Grand Union), which will be replaced by a new Pathmark, the construction phase, and the newly expanded Walgreens.

FROM LEFT TO RIGHT

JOSEPH POVINELLI
Vice President of Leasing

ROBERT MASTERS
Sr. Vice President, General Counsel, Corporate Secretary


GRAND UNION

Our leasing strategy is to create value by repositioning and replacing anchor tenants as part of our redevelopment program, and to maximize value at stabilized properties through an aggressive program of ongoing leasing that seeks out the best possible tenants. Our leasing group is also closely involved in the underwriting of acquisitions, evaluating the existing tenants and the future leasing prospects given the configuration of, and the market position of the asset.

Because our tenants are a key constituency, we are constantly focused on maximizing the tenant mix and the resulting synergies for each of our shopping centers. So we invest the time and resources necessary to understand their businesses by carefully separating significant trends (e.g., the expansion of grocery stores) from fads (e.g., the "super-sizing" of virtually every other retail concept). When necessary — and when value for our shareholders is enhanced — we are ready and financially willing to respond to the changing times and needs of our valued tenants.

Elmwood Park Shopping Center

Leasing Achievement

Here is a case history that typifies our effectiveness when employing our leasing strategy of adding value. In December, 2001 our leasing group secured a new anchor at the Elmwood Park Shopping Center, *located in* Elmwood Park, New Jersey (about ten miles west of New York City). The new tenant, Pathmark Stores, committed to a *new 50,000-square-foot supermarket, replacing an undersized* Grand Union at a new rent that is five times the previous rent. We have also completed the expansion of an existing Walgreens at this center during the past year. Despite having an outdated drug store format, this Walgreens has consistently generated well-above-average sales: more than $600 per square foot. Now this tenant has a state-of-the-art drug store that includes a drive-through pharmacy to continue its strong performance as this successful location.

The Value Created

When we bring the Elmwood Park Shopping Center fully online during 2003, we will generate, approximately, an additional three cents per share in funds from operations and a 16% return on our incremental investment (including downtime). Other property re-anchorings during 2001 included a Giant Supermarket (a subsidiary of Ahold) at the Greenridge Shopping Center, Marshalls (a division of TJX Companies) at the Bloomfield Towne Square and Home Depot at the Crescent Plaza. Each project represents a clear and consistent demonstration of our leasing team's exceptional ability to add value for our shareholders.

Acquisition Strategy: Opportunistic Growth

Our acquisition strategy is to identify well-located assets with inherent opportunity for the creation of added value through redevelopment and leasing. Our successes in this area are a result of targeting assets with superior locations, restricted competition due to high barriers of entry and below-market anchor leases in place. Our primary emphasis on these key attributes, as opposed to the current tenancy of a property, is essential for success as specific tenants will come and go based on the constant evolution in retail. In fact, we often seek to acquire centers with weak anchors because they represent the greatest "upside" opportunity to release space at increased rents. In 2001, this strategy proved successful once again with the completion of yet another project.

Methuen Shopping Center

The Acquisition Opportunity

The Methuen Shopping Center operates as both a neighborhood center (with strong supermarket and drug sales) and as a community center, given its excellent highway access. When acquired, the center was 100% occupied by four tenants — Caldor, DeMoulas Market Basket, Osco Drug and Fleet Bank. Our review showed that opportunity existed to create additional asset value and shareholder return by replacing the largest anchor (Caldor), which was paying rent of $2.20 per foot.

The Value Added

Following Caldor's anticipated bankruptcy, the Company purchased this lease in 1999. During 2001, we re-anchored this center with a 90,000-square-foot Wal-Mart, which now pays over three times the rent paid by Caldor. Factoring in all costs associated with the replacement of Caldor, including all downtime, we increased the value of our asset by $2.3 million, which represents an incremental investment yield of 25%.

Our New Vehicle for Growth

This past year, an important step was taken to provide us with the continuing capital necessary to implement our ongoing acquisition program. A new joint venture with four of our key institutional investors was formed in October 2001. Through this vehicle, Acadia will seek to acquire up to $300 million of real estate assets — focusing on neighborhood and community shopping centers. This investment vehicle provides an exceptionally strong alignment of interest between the JV and our shareholders because Acadia will earn a pro-rata return on its invested equity, as well as important profit participation. The launching of this acquisition joint venture means we have the discretionary capital to drive our earnings growth in 2002 and beyond.

FROM LEFT TO RIGHT

MAGGIE HUI
Vice President, Controller

JOSEPH M. NAPOLITANO
Sr. Vice President,
Director of Property Management

JOEL BRAUN
Sr. Vice President, Acquisitions


CALDOR

Methuen Shopping Center, Methuen, Massachusetts. We re-anchored this center in 2001 with a 90,000-square-foot Wal-Mart, which now generates over three times the rent paid by the previous anchor, Caldor.


WAL★MART

Asset and Capital Management Strategy:

Significant achievements during 2001 included the realization of several key objectives involving both our asset and capital bases, providing additional leverage for the gains achieved in all operating programs.



Relative Performance of Acadia's Stock
Assuming a $100 Investment as of January 1, 1999
Acadia Realty Trust
REIT Index (RMS)
S&P 500 Index
January 2001
March 2002

FROM LEFT TO RIGHT

JON GRISHAM
Vice President,
Director of Financial Reporting

ROBERT D. SCHOLEM
Vice President,
Property Management

PERRY KAMERMAN
Sr. Vice President,
Chief Financial Officer

Healthy Balance Sheet:
Total Market Capitalization*



6% Common OP Units
1% Preferred OP Units
26% Variable-Rate Debt
28% Fixed-Rate Debt
39% Common Shares

Strong Institutional Support:
Acadia's Owners*



2% Other OP Unitholders
4% Employee/Director OP Unitholders
17% Retail Shareholders
77% Institutional Shareholders and OP Unitholders

* The above graphs include the effects from the completion of the Company's tender offer in February 2002 for a total of 5,523,974 Common Shares. Of this amount, 1,187,653 Common Shares were the result of the conversion of Operating Partnership (OP) units into Common Shares on a one-for-one basis. Fixed-rate debt includes $50 million of notional principal fixed through swap transactions and conversely, variable rate debt excludes this amount.



ME
VT
NH
MA
RI
CT
NY
PA
NJ
DE
MD
DC
WV
VA
NC
SC
GA
FL
AL
TN
KY
OH
IN
IL
MI
WI
MS
Headquarters
Regional Offices
Neighborhood and Community Shopping Centers
Residential Properties
Currently Under Contract For Sale

Retail Properties

- ○ **Midway Plaza** *Opelika, AL*
- ○ **Northside Mall** *Dothan, AL*
- **239 Greenwich Avenue** *Greenwich, CT*
- **Town Line Plaza** *Rocky Hill, CT*
- ○ **New Smyrna Beach Shopping Center** *New Smyrna Beach, FL*
- ○ **Cloud Springs Plaza** *Fort Oglethorpe, GA*
- **Hobson West Plaza** *Naperville, IL*
- **Merrillville Plaza** *Hobart, IN*
- **Crescent Plaza** *Brockton, MA*
- **Methuen Shopping Center** *Methuen, MA*
- **Bloomfield Town Square** *Bloomfield Hills, MI*
- **Berlin Shopping Center** *Berlin, NJ*
- **Elmwood Park Shopping Center** *Elmwood Park, NJ*
- **Ledgewood Mall** *Ledgewood, NJ*
- **Manahawkin Village Shopping Center** *Manahawkin, NJ*
- **Marketplace of Absecon** *Absecon, NJ*
- **The Branch Plaza** *Smithtown, NY*
- **Crossroads Shopping Center** *White Plains, NY*
- **New Loudon Center** *Latham, NY*
- **Pacesetter Park Shopping Center** *Pomona, NY*
- ✪ **Soundview Marketplace** *Port Washington, NY*
- ○ **Troy Plaza** *Troy, NY*
- **Village Commons Shopping Center** *Smithtown, NY*
- □ **Mad River Station** *Dayton, OH*
- ○ **25th Street Plaza** *Easton, PA*
- **Abington Towne Center** *Abington, PA*
- ○ **Ames Plaza** *Shamokin, PA*
- ○ **Birney Mall** *Moosic, PA*
- **Blackman Plaza** *Wilkes-Barre, PA*
- **Bradford Towne Centre** *Towanda, PA*
- ○ **Circle Plaza** *Shamokin Dam, PA*
- ○ **Dunmore Plaza** *Dunmore, PA*
- **East End Centre** *Wilkes-Barre, PA*
- **Greenridge Plaza** *Scranton, PA*
- ○ **Kingston Plaza** *Kingston, PA*
- **Luzerne Street Shopping Center** *Scranton, PA*
- □ **Mark Plaza** *Edwardsville, PA*
- ○ **Monroe Plaza** *Stroudsburg, PA*
- ○ **Mountainville Shopping Center** *Allentown, PA*
- **Pittston Plaza** *Pittston, PA*
- ○ **Plaza 15** *Lewisburg, PA*
- **Plaza 422** *Lebanon, PA*
- **Route 6 Mall** *Honesdale, PA*
- ○ **Shillington Plaza** *Shillington, PA*
- **Valmont Plaza** *West Hazleton, PA*
- □ **Walnut Hill Plaza** *Woonsocket, RI*
- ○ **Martintown Plaza** *North Augusta, SC*
- ○ **Kings Fairground** *Danville, VA*
- **The Gateway Shopping Center** *South Burlington, VT*

Multi-Family Properties

- **Colony Apartments** *Columbia, MO*
- **GHT Apartments** *Columbia, MO*
- **Village Apartments** *Winston-Salem, NC*

Trustees and Corporate Officers

aximizing Value

Effective management of assets and capital has been fundamental to our success, providing us with the strong platform necessary for the effective operation of our acquisition, development and leasing programs. During 2001, we achieved several key objectives involving both our asset and capital bases, providing additional leverage for the gains achieved in all operating programs.

Dispositions

Deciding when to hold or sell particular assets is essential to our strategy of maximizing the return on capital invested in assets. We constantly review and evaluate our portfolio for disposition opportunities. When appropriate, we recycle capital for reinvestment in assets with the potential for yet higher yields. Evaluations are conducted at the individual asset level, as well as over portfolio segments according to geographic and market considerations. Assets are evaluated and identified based on specific criteria, including: property type, location, tenant mix, and whether a property complements other assets in the portfolio. Serving as highly effective tools during these analyses are our information systems, which fully integrate property accounting, management, budgeting and valuation functions.

Non-core Disposition Initiatives

A significant component of our 2001 business plan was to refocus our retail portfolio through the disposition of non-core properties. Since commencing this initiative, 26 properties have either been sold or placed under contract for sale. In addition to selling non-core properties, we have opportunistically sold two residential properties for a total of $62 million — generating a cash profit of $15 million on an $11 million equity investment over a three-year hold period.

Share Buyback

In addition to our asset management achievements, we have successfully executed on the capital management aspect of our business plan. We have already discussed the capital pipeline that was established through our new joint venture (see page 2). We also completed a second capital initiative — our "Dutch Auction" share buyback program in February 2002. The repurchase of our own stock represented a compelling investment as our stock was trading at a discount to net asset value. We bought 5.5 million shares at $6.05 a share, for a total investment of $33 million. We believe this repurchase program represents an excellent use of our capital, one that has helped to maximize value for our shareholders.

Acadia Realty Trust

Selected Financials 2001



Left to Right
LEDGEWOOD MALL, LEDGEWOOD, NJ
ABINGTON TOWNE CENTER, ABINGTON, PA
PACESETTER PARK SHOPPING CENTER, POMONA, NY

CONTENTS

Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of the Company (including the related notes thereto) appearing elsewhere in this Annual Report. Certain statements contained in this report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, affect demand for rental space, the availability and creditworthiness of prospective tenants, lease rents and the availability of financing; adverse changes in the Company's real estate markets, including, among other things, competition with other companies; risks of real estate development and acquisition; governmental actions and initiatives; and environmental/safety requirements.

Results of Operations

Comparison of the year ended December 31, 2001 (2001) to the year ended December 31, 2000 (2000)

Total revenues decreased $11.3 million, or 12%, to $85.5 million for 2001 compared to $96.8 million for 2000.

Minimum rents decreased $7.1 million, or 10%, to $67.0 million for 2001 compared to $74.1 million for 2000. Of this decrease, $8.0 million was due to the loss of rents following the sale of the Northwood Centre (December 2000), Marley Run Apartments (May 2001), Wesmark Plaza (August 2001), Tioga West (October 2001) and Glen Oaks Apartments (December 2001) (collectively, Property Dispositions). Partially offsetting these decreases was an increase in rents from retenanting activities and rent step-ups for existing tenants throughout the balance of the portfolio during 2000 and 2001.

Percentage rents decreased $718,000, or 24%, to $2.3 million for 2001 compared to $3.0 million for 2000. This decrease was primarily attributable to Property Dispositions and certain tenants paying percentage rent in lieu of minimum rent in 2000 pursuant to anchor co-tenancy lease provisions. These tenants have reverted to paying full minimum rent in 2001. Additionally, certain tenant bankruptcies contributed to lower percentage rent income in 2001.

In total, expense reimbursements decreased $462,000, or 3%, from $14.2 million for 2000 to $13.8 million for 2001. Common area maintenance (CAM) expense reimbursements decreased $687,000, or 11%, from $6.0 million in 2000 to $5.3 million in 2001. This resulted primarily from a decrease in reimbursements following the planned termination of certain leases and the sale of 160,000 square feet of the main building at the Abington Towne Center in connection with its redevelopment commencing in 2000, and from Property Dispositions. Real estate tax reimbursements increased $225,000, which was primarily the result of general increases in real estate taxes experienced throughout the portfolio in 2001.

Other income decreased $3.0 million, or 56%, from $5.3 million in 2000 to $2.3 million in 2001. This was primarily the result of a decrease of $2.2 million in lease termination income (primarily at the Abington Towne Center), a $174,000 decrease in third-party management fees earned in 2001 following the cancellation of one management contract in November 2000 and Property Dispositions.

Total operating expenses increased $12.3 million, or 21%, to $72.5 million for 2001, from $60.2 million for 2000. Excluding charges of $15.9 million for the impairment of real estate, total operating expenses decreased $3.6 million, or 6% for 2001.

Property operating expenses decreased $2.8 million, or 12%, to $20.4 million for 2001 compared to $23.2 million for 2000. This decrease resulted primarily from Property Dispositions, a decrease in non-recurring repairs and maintenance expense experienced throughout the portfolio and a reduction in estimated property liability claims related to prior year policies. These decreases were partially offset by higher payroll costs and an increase in bad debt expense in 2001.

Real estate taxes decreased $259,000, or 2%, from $11.5 million in 2000 to $11.2 million in 2001. This net decrease was the result of a decrease in taxes following Property Dispositions and the partial sale at the Abington Towne Center as discussed above, offset by higher real estate taxes experienced generally throughout the portfolio in 2001.

General and administrative expense increased $499,000, or 10%, from $5.1 million for 2000 to $5.6 million for 2001, which was primarily attributable to an increase in third-party professional fees in 2001.

Depreciation and amortization decreased $982,000, or 5%, from $20.5 million for 2000 to $19.5 million for 2001. Depreciation expense decreased $907,000. This was a result of a $1.5 million decrease related to Property Dispositions, offset against additional depreciation expense related to capitalized tenant installation costs incurred during 2000 and 2001. Amortization expense decreased $75,000, which was primarily the result of a decrease in amortization of loan costs following certain loan payoffs during 2000 and 2001.

Impairment of real estate of $15.9 million in 2001 was due to the write-down of two properties that were held for sale as of December 31, 2001 to net realizable value as the anticipated sales proceeds (net of selling costs) were expected to be insufficient to recover the associated carrying value of the property. One of these properties, for which the Company recorded a $14.8 million impairment loss, was sold subsequent to December 31, 2001.

Interest expense of $18.6 million for 2001 decreased $6.6 million, or 26%, from $25.2 million for 2000. Of the decrease, $3.6 million was due to a lower average interest rate on the portfolio mortgage debt and $3.1 million was attributable to lower average outstanding borrowings following certain loan payoffs, primarily as a result of Property Dispositions, during 2000 and 2001.

The $149,000 cumulative effect of change in accounting principle was a result of the adoption of SFAS No. 133, whereby the Company recorded a transition adjustment related to the January 1, 2001 valuation of two LIBOR caps.

The $140,000 extraordinary loss in 2001 was a result of the write-off of deferred financing fees as a result of the early repayment of the related debt.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2000 (2000) TO THE YEAR ENDED DECEMBER 31, 1999 (1999)

Total revenues increased $4.1 million, or 4%, to $96.8 million for 2000 compared to $92.7 million for 1999.

Minimum rents increased $1.2 million, or 2%, to $74.2 million for 2000 compared to $73.0 million for 1999. Of this increase, $2.0 million was attributable to the redevelopment of 239 Greenwich Avenue and re-anchoring of the Ledgewood Mall (the 1999 Redevelopments). Additionally, the full year effect in 2000 of the acquisition of the Mad River Shopping Center in February 1999, the Gateway Shopping Center in May 1999 and the Pacesetter Park Shopping Center in November 1999 (the 1999 Acquisitions) resulted in an increase of $1.3 million. These increases were partially offset by $1.4 million of non-recurring income received in 1999 related to two settlements with former tenants and a $1.0 million decrease in rents resulting from the planned termination of various tenant leases at the Abington Towne Center as part of the redevelopment and partial sale of the center.

Expense reimbursements increased $444,000, or 3%, from $13.8 million for 1999 to $14.2 million for 2000. An increase in real estate tax reimbursements of $601,000 was primarily the result of the 1999 Acquisitions and 1999 Redevelopments. This was partially offset by a $157,000 decrease in CAM expense reimbursements. This net decrease in CAM reimbursements was primarily a result of a $379,000 decrease in reimbursements following the termination of tenant leases in connection with the redevelopment of the Abington Towne Center, partially offset against an increase in reimbursements related to the 1999 Acquisitions.

Other income increased $2.4 million, or 83%, from $2.9 million in 1999 to $5.3 million in 2000. $2.0 million of this increase was attributable to lease termination income received from former tenants at the Abington Towne Center.

Total operating expenses increased $1.8 million, or 3%, to $60.2 million for 2000, from $58.4 million for 1999.

Property operating expenses increased $1.6 million, or 7%, to $23.2 million for 2000 compared to $21.6 million for 1999. This increase was primarily attributable to higher payroll costs and CAM expenses throughout the portfolio as well as a $557,000 increase due to the 1999 Acquisitions. These increases were partially offset against a decrease in bad debt expense in 2000.

Real estate taxes increased $928,000, or 9%, from $10.5 million for 1999 to $11.4 million for 2000. Of this increase, $759,000 was a result of a higher assessment at the Ledgewood Mall following the re-anchoring of Wal-Mart and Circuit City and the 1999 Acquisitions. The balance of this increase was experienced throughout the portfolio.

Depreciation and amortization increased $573,000, or 3%, from $19.9 million for 1999 to $20.5 million for 2000. This increase was attributable to a $633,000 increase in depreciation expense, which was primarily related to the redevelopment of 239 Greenwich Avenue and the 1999 Acquisitions.

General and administrative expense decreased $1.3 million, or 21%, from $6.3 million for 1999 to $5.0 million for 2000. This variance was primarily the result of a $766,000 decrease in third party professional fees in 2000 and an $189,000 decrease in office rent expense following the relocation of the Pennsylvania regional office.

Interest expense of $25.2 million for 2000 increased $1.9 million, or 8%, from $23.3 million for 1999. Of the increase, $532,000 was a result of higher average outstanding borrowings related to property redevelopments, $418,000 was due to a higher weighted average interest rate on the portfolio and $899,000 was attributable to less capitalized interest in 2000.

Funds from Operations

The Company considers funds from operations (FFO) as defined by the National Association of Real Estate Investment Trusts (NAREIT) to be an appropriate supplemental disclosure of operating performance for an equity real estate investment trust (REIT) due to its widespread acceptance and use within the REIT and analyst communities. FFO is presented to assist investors in analyzing the performance of the Company. However, the Company's method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs. FFO does not represent cash generated from operations as defined by accounting principles generally accepted in the United States (GAAP) and is not indicative of cash available to fund all cash needs, including distributions. It should not be considered as an alternative to net income for the purpose of evaluating the Company's performance or to cash flows as a measure of liquidity.

NAREIT defines FFO as net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Effective January 1, 2000, NAREIT clarified the definition of FFO to include non-recurring events except those that are defined as extraordinary items under GAAP. The reconciliation of net income to FFO for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 is as follows:

RECONCILIATION OF NET INCOME (LOSS) TO FUNDS FROM OPERATIONS

	YEARS ENDED DECEMBER 31,				
	2001	2000	1999	1998[a]	1997[a]
Net income (loss)	**$ 9,802**	$ 19,907	$ 7,195	$ (13,898)	$ (1,564)
Depreciation of real estate and amortization of leasing costs:					
Wholly owned and consolidated partnerships	**18,422**	19,325	18,949	14,925	12,993
Unconsolidated partnerships	**627**	625	626	231	—
Income (loss) attributable to minority interest[b]	**2,221**	5,674	3,106	(3,348)	(217)
(Gain) loss on sale of properties	**(17,734)**	(13,742)	1,284	175	12
Impairment of real estate	**15,886**	—	—	11,560	—
Extraordinary item — loss on extinguishment of debt	**140**	—	—	707	—
Cumulative effect of change in accounting Principle	**149**	—	—	—	—
Funds from operations	**$ 29,513**	$ 31,789	$ 31,160	$ 10,352	$ 11,224

Notes:

[a]Effective January 1, 2000, NAREIT clarified the definition of FFO to include non-recurring events except those that are defined as extraordinary items under GAAP. FFO for the years ended December 31, 1998 and 1997 have been restated above to conform to this clarification.

[b]Does not include distributions paid to Preferred OP Unitholders.

LIQUIDITY AND CAPITAL RESOURCES

USES OF LIQUIDITY

The Company's principal uses of its liquidity are expected to be for distributions to its shareholders and operating partnership (OP) unitholders, debt service and loan repayments, and property investment which includes funding of its joint venture commitments, acquisition, redevelopment, expansion and retenanting activities. In order to qualify as a REIT for Federal income tax purposes, the Company must currently distribute at least 90% of its taxable income to its shareholders. On December 14, 2001, the Board of Trustees of the Company approved and declared a cash quarterly dividend for the quarter ended December 31, 2001 of $0.12 per common share of beneficial interest (Common Share) and Common OP Unit. The dividend was paid on January 15, 2002 to the shareholders of record as of December 31, 2001. The Board of Trustees also approved a distribution of $22.50 per Preferred OP Unit, which was paid on January 15, 2001.

ACADIA STRATEGIC OPPORTUNITY FUND, LP

As discussed in the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Annual Report, the Company has committed $20.0 million to a new joint venture formed with four of its institutional shareholders for the purpose of acquiring additional community and neighborhood shopping centers.

PROPERTY REDEVELOPMENT AND EXPANSION

The Company's redevelopment program focuses on selecting well-located neighborhood and community shopping centers and creating significant value through retenanting and property redevelopment. At the onset of 2001, the Company had four properties under redevelopment. Two of these projects were completed during 2001 as follows:

Abington Towne Center — The Company completed the redevelopment of this previously enclosed multi-level mall located in the Philadelphia suburb of Abington, Pennsylvania. In December 2000, the Company sold approximately 160,000 square feet representing the top two floors and the rear portion of the ground level and the related parking area to the Target Corporation

(Target) for $11.5 million. Target completed the construction of its store and opened for business in September 2001. The Company has de-malled the balance of the center consisting of approximately 46,000 square feet of the main building and 14,000 square feet of store space in outparcel buildings, which it continues to own and operate. An existing anchor, T.J. Maxx, was relocated to a 27,000-square-foot space in the Company's portion of the main building and reopened for business during 2000. Costs for this project totaled approximately $3.5 million, net of amounts reimbursed by Target.

Methuen Shopping Center — This center, located in Methuen, Massachusetts (part of the Boston metropolitan statistical area) was formerly anchored by a Caldor department store. The Company acquired this lease out of bankruptcy and reanchored the center with an 89,000-square-foot Wal-Mart which opened its store in October 2001. Costs incurred for this project were approximately $800,000.

The Company currently has two redevelopment projects currently in progress as follows:

Elmwood Park Shopping Center — During 2001, the Company continued with the redevelopment of this center located in Elmwood Park, New Jersey, approximately ten miles west of New York City. The redevelopment consists of reanchoring, renovating and expanding the existing 125,000-square-foot shopping center by 30,000 square feet. The new anchor, a 49,000-square-foot freestanding Pathmark supermarket, will replace the former undersized (28,000 square feet) in-line Grand Union supermarket when completed. The project also includes the expansion of an existing Walgreens drug store. As of December 31, 2001, costs incurred on this project totaled $4.1 million. The Company expects remaining redevelopment costs of approximately $3.3 million, net of reimbursements from tenants, to complete this project in 2002. In addition, the Company is obligated, in connection with the RDC Transaction, to issue Common OP Units equal to up to $2.8 million upon the supermarket rent commencement at this project.

Gateway Shopping Center — The redevelopment of the Gateway Shopping Center, a partially enclosed mall located in South Burlington, Vermont, includes the demolition of 90% of the property and the construction of a new anchor supermarket. Following the bankruptcy of Grand Union, the lease was assigned to and assumed by Shaw's Supermarkets. During October 2001, the Company executed a new lease with Shaw's for the construction of a new 72,000-square-foot supermarket. This will replace the 32,000-square-foot store formerly occupied by Grand Union. Total costs to date for this project, including the original acquisition costs, are $8.2 million. The Company estimates $9.2 million of remaining costs to complete this redevelopment.

Additionally, the Company currently estimates that for the remaining portfolio, capital outlays of approximately $3.0 to $5.0 million will be required for tenant improvements, related renovations and other property improvements related to executed leases.

Share Repurchase Plan

The Company's repurchase of its Common Shares is an additional use of liquidity. In January 2001, the Board of Trustees of the Company approved a continuation and expansion of the Company's existing stock repurchase program. Management is authorized, at its discretion, to repurchase up to an additional $10.0 million of the Company's outstanding Common Shares. Through March 22, 2002, the Company had repurchased 1,928,432 (net of 123,173 shares reissued) at a total cost of $11.6 million under the expanded share repurchase program which allows for the repurchase of up to $20.0 million of the Company's outstanding Common Shares. The program may be discontinued or extended at any time and there is no assurance that the Company will purchase the full amount authorized. As discussed in the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Annual Report, in February 2002, the Company also conducted a Tender Offer whereby it purchased 4,136,321 Common Shares and 1,387,653 Common OP Units for a total of $33.4 million.

Sources of Liquidity

The Company intends on using its newly formed joint venture as the primary vehicle for future acquisitions. Sources of capital for funding the Company's joint venture commitment, other property acquisitions, redevelopment, expansion and retenanting, as well as future repurchase of Common Shares are expected to be obtained primarily from cash on hand, additional debt financings and sales of existing properties. As of December 31, 2001, the Company had cash on hand of $34.1 million as well as a $34.8 million note receivable which was collected in full during January 2002. In February 2002, $33.4 million of the Company's working capital was utilized to fund the Tender Offer. As of December 31, 2001, the Company had a total of approximately $28.0 million of additional capacity with four lenders, of which the Company is required to draw $7.7 million by June 2002 and an additional $9.4 million by December 2002, or forego the ability to draw these funds at any time during the remaining term of the loans. Of the remaining capacity, approximately $4.0 is subject to additional leasing requirements at the collateral properties and certain lender requirements. The Company also has seven properties that are currently unencumbered and therefore available as potential collateral for future borrowings. The Company anticipates that cash flow from operating activities will continue to provide adequate capital for all debt service payments, recurring capital expenditures and REIT distribution requirements.

FINANCING AND DEBT

At December 31, 2001, mortgage notes payable aggregated $261.6 million and were collateralized by 45 properties and related tenant leases. Interest on the Company's mortgage indebtedness ranged from 3.5% to 9.9% with maturities that ranged from March 2002 to November 2021. Of the total outstanding debt, $105.6 million, or 40%, was carried at fixed interest rates with a weighted average of 8.5%, and $156.0 million, or 60%, was carried at variable rates with a weighted average of 3.9%. Taking into effect $50.0 million of notional principal under variable to fixed-rate swap agreements, $155.6 million of the portfolio, or 59% was fixed at a 7.8% weighted average interest rate. Of the total outstanding debt, $70.3 million will become due by 2003, with scheduled maturities of $46.7 million at a weighted average interest rate of 5.0% in 2002 and $23.6 million with a weighted average interest rate of 4.1% in 2003. As the Company does not anticipate having sufficient cash on hand to repay such indebtedness, it will need to refinance this indebtedness or select other alternatives based on market conditions at that time.

See the consolidated financial statements of the Company and the notes thereto appearing elsewhere in this Annual Report for additional details related to the Company's mortgage debt.

The Company owns a 49% interest in each of the Crossroads Joint Venture and Crossroads II Joint Venture (collectively, Crossroads), which collectively own a 311,000-square-foot shopping center. The Company accounts for its investment in Crossroads using the equity method of accounting as it has a non-controlling investment in Crossroads, but exercises significant influence. As such, the Company's financial statements reflect its share of income from, but not the assets and liabilities of Crossroads. The Company's pro-rata share of Crossroads mortgage debt as of December 31, 2001 was $16.7 million. Interest on the debt, which matures in October 2007, has been effectively fixed at 7.2% through variable to fixed-rate swap agreements. The Company's effective pro-rata share of debt from Acadia Strategic Opportunity Fund, LP, which has not yet acquired any property, and, as such, currently has no debt, will be approximately 22% of any future outstanding debt.

The Company currently has one outstanding letter of credit for $2.0 million, from which no amounts have been drawn against, related to the completion of certain work at one of its properties currently under redevelopment.

The following summarizes the financing and refinancing transactions since December 31, 2000:

On December 28, 2001, the Company closed on a $23.0 million loan with a bank. As of December 31, 2001, $12.4 million was funded under the loan. The Company is required to draw an additional $7.7 million within six months following the closing of the loan, or forego the ability to draw these funds at any time during the remaining term of the loan. The availability of the remaining $3.0 million is subject to achieving additional leasing requirements at the collateral properties. The debt, which is secured by three of the Company's properties, requires the monthly payment of interest at the rate of LIBOR plus 175 basis points and principal amortized over 25 years and matures January 1, 2007. As of December 31, 2001, the funded loan proceeds were available for working capital purposes.

On December 21, 2001, the Company closed on a $26.0 million loan with a bank. As of December 31, 2001, $16.0 million was funded under the loan. The remaining balance, less environmental and engineering holdbacks of approximately $600,000 must be drawn within one year from the loan closing, or the Company foregoes the ability to draw these funds at any time during the remaining term of the loan. The debt, which is secured by two of the Company's properties, requires the monthly payment of interest at the rate of LIBOR plus 185 basis points and principal amortized over 25 years and matures January 1, 2007. Approximately $16.0 million, or two-thirds of the loan amount, must be swapped to fixed rate within a year. As of December 31, 2001, the funded loan proceeds were available for working capital purposes.

On December 21, 2001, the Company repaid $17.6 million of outstanding debt in connection with the sale of the Glen Oaks Apartments.

During August and September of 2001, the Company completed two interest rate swap transactions to hedge the Company's exposure to changes in interest rates with respect to $50.0 million of LIBOR based variable-rate debt. The first swap agreement, which extends through April 1, 2005, provides for a fixed all-in rate of 6.55% on $30.0 million of notional principal. The second swap agreement, which extends through October 1, 2006, provides for a fixed all-in rate of 6.28% on $20.0 million of notional principal.

On May 15, 2001 the Company repaid $14.1 million of outstanding debt with a bank in connection with the sale of the Marley Run Apartments.

On April 10, 2001 the Company repaid $3.5 million of outstanding debt under a revolving credit facility with a bank. Following this repayment, the Company had no outstanding balance under this facility, which provides for total borrowings of up to $7.4 million and matures in August 2003.

On March 30, 2001, the Company fully repaid $9.9 million of outstanding debt with a bank that was collateralized by one of the Company's properties.

On March 29, 2001, the Company borrowed an additional $23.0 million under an existing $59.0 million secured financing line with a bank.

On January 8, 2001, the Company partially repaid $10.1 million of a fixed-rate mortgage debt, which was secured by two of the Company's properties, with a life insurance company. On March 30, 2001, the remaining outstanding debt of $7.9 million with this lender was fully repaid.

Asset Sales

Asset sales are an additional source of liquidity for the Company. Five assets were sold during 2001 and January 2002 as follows (dollar amounts in millions):

Property	Type	Sales Price	Proceeds
Marley Run Apartments	Apartment complex — 336 Units	$27.4	$12.8
Glen Oaks Apartments	Apartment complex — 463 Units	$ 35.1	$15.2
Wesmark Plaza	Shopping Center — 207,000 square feet	$ 5.7	$ 5.5
Tioga West	Shopping Center — 122,000 square feet	$ 3.2	$ 3.1
Union Plaza (Sold in 2002)	Shopping Center — 218,000 square feet	$ 4.8	$ 4.2[1]

[1] $3.6 million of this represents a note from the buyer

Additionally, in November 2001, the Company entered into a contract to sell the remaining portion of its non-core portfolio to a single buyer. The portfolio consists of 17 retail properties that in the aggregate contain approximately 2.3 million square feet; ten are located in Pennsylvania and seven in various southeastern states ranging from Virginia to Florida. The portfolio is being sold subject to a fixed-rate, cross-collateralized and securitized loan, and the contract is conditioned upon obtaining the lender's consent permitting the buyer to assume the loan as well as other customary conditions to closing and, as such, the completion of this transaction cannot be assured.

Historical Cash Flow

Cash and cash equivalents were $34.1 million and $22.2 million at December 31, 2001 and 2000, respectively. The increase of $11.9 million was a result of the following increases and decreases in cash flows (amounts in millions):

	Years Ended December 31,		
	2001	2000	Variance
Net Cash Provided by Operating Activities	$ 31.0	$ 32.6	$(1.6)
Net Cash Provided by Investing Activities	$ 21.4	$ 8.2	$13.2
Net Cash Used in Financing Activities	$(40.5)	$(54.0)	$13.5

The variance in net cash provided by operating activities resulted from a decrease of $1.6 million in operating income before non-cash expenses in 2001 offset by a net increase in cash provided by changes in operating assets and liabilities of $91,000.

The variance in net cash used provided by investing activities was primarily the result of an increase in net sales proceeds of $9.3 million received in 2001 and a decrease of $3.9 million in expenditures for real estate acquisitions, development and tenant installation in 2001.

The decrease in net cash used in financing activities resulted primarily from $58.7 of additional cash used in 2000 for the repayment of debt and $5.7 million of additional cash used in 2000 for the repurchase of Common Shares. This was partially offset by a decrease of $46.7 million in cash provided by additional borrowings and $5.1 million of cash used for the redemption of OP Units in 2001.

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its significant judgments and estimates used in the preparation of its consolidated financial statements.

Valuation of Property Held for Use and Sale

On a quarterly basis, the Company reviews the carrying value of both properties held for use and for sale. The Company records impairment losses and reduces the carrying value of properties when indicators of impairment are present and the expected undiscounted cash flows related to those properties are less than their carrying amounts. In cases where the Company does not expect to recover its carrying costs on properties held for use, the Company reduces its carrying cost to fair value, and for properties held for sale, the Company reduces its carrying value to the fair value less costs to sell. For the year ended December 31, 2001, an impairment loss of $14.8 million was recognized related to a property sold subsequent to December 31, 2001. Additionally, an impairment loss of $1.1 million was recognized related to a shopping center that was held for sale as of December 31, 2001. Management does not believe that the value of the remaining properties held for sale or properties in use are impaired as of December 31, 2001.

Bad Debts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make payments on arrearages in billed rents, as well as the likelihood that tenants will not have the ability to make payment on unbilled rents including estimated expense recoveries and straight-line rent. As of December 31, 2001, the Company had recorded an allowance for doubtful accounts of $2.4 million. If the financial condition of the Company's tenants were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inflation

The Company's long-term leases contain provisions designed to mitigate the adverse impact of inflation on the Company's net income. Such provisions include clauses enabling the Company to receive percentage rents based on tenants' gross sales, which generally increase as prices rise, and/or, in certain cases, escalation clauses, which generally increase rental rates during the terms of the leases. Such escalation clauses are often related to increases in the consumer price index or similar inflation indexes. In addition, many of the Company's leases are for terms of less than ten years, which permits the Company to seek to increase rents upon re-rental at market rates if current rents are below the then existing market rates. Most of the Company's leases require the tenants to pay their share of operating expenses, including common area maintenance, real estate taxes, insurance and utilities, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

Recently Issued Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method to be used for business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead reviewed for impairment, when the statement is required to be adopted on January 1, 2002. The adoption of these statements is not expected to have a material impact on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for asset retirement costs and related obligations and is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material impact on the financial position or results of operations of the Company.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed Of." It also supercedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale, but broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material impact on the financial position or results of operations of the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is to changes in interest rates related to the Company's mortgage debt. See the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report for certain quantitative details related to the Company's mortgage debt.

Currently, the Company manages its exposure to fluctuations in interest rates primarily through the use of fixed-rate debt, interest rate swap agreements and LIBOR caps. As of December 31, 2001, the Company had total mortgage debt of $261.6 million of which $105.6 million, or 40%, was fixed-rate and $156.0 million, or 60%, was variable-rate based upon LIBOR plus certain spreads. During 2001, the Company completed two interest rate swap transactions to hedge the Company's exposure to changes in interest rates with respect to $50.0 million of LIBOR based variable-rate debt, effectively increasing the fixed-rate portion of its total outstanding debt as of December 31, 2001 to 59%. In addition, $23.6 million of notional variable-rate principal is hedged through the use of LIBOR caps as of December 31, 2001. The Company also has two interest rate swaps hedging the Company's exposure to changes in interest rates with respect to $16.7 million of LIBOR based variable-rate debt related to its investment in Crossroads. Of the Company's total outstanding debt, $70.3 million will become due by 2003. As the Company intends on refinancing some or all of such debt at the then-existing market interest rates which may be greater than the current interest rate, the Company's interest expense would increase by approximately $703,000 annually if the interest rate on the refinanced debt increased by 100 basis points. Furthermore, interest expense on the Company's variable debt as of December 31, 2001 would increase by $1.1 million annually for a 100 basis point increase in interest rates. The Company may seek additional variable-rate financing if and when pricing and other commercial and financial terms warrant. As such, the Company would consider hedging against the interest rate risk related to such additional variable-rate debt through interest rate swaps and protection agreements, or other means.

Report of Independent Auditors

To the Shareholders and Trustees of Acadia Realty Trust

We have audited the accompanying consolidated balance sheets of Acadia Realty Trust (a Maryland Trust) and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Acadia Realty Trust and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

New York, New York

February 22, 2002

Consolidated Balance Sheets

In thousands, except per share amounts	December 31, 2001	December 31, 2000
Assets		
Real Estate		
Land	$ 57,155	$ 69,206
Buildings and improvements	357,658	444,933
	414,813	514,139
Less: accumulated depreciation	75,373	102,461
Net Real Estate	339,440	411,678
Properties held for sale	49,080	49,445
Cash and cash equivalents	34,138	22,167
Cash in escrow	5,246	5,213
Investments in unconsolidated partnerships	5,169	6,784
Rents receivable, net	7,114	9,667
Note receivable	34,757	—
Prepaid expenses	2,308	2,905
Deferred charges, net	14,131	13,026
Other assets	2,556	2,726
	$ 493,939	$ 523,611
Liabilities and Shareholders' Equity		
Mortgage notes payable	$ 261,607	$ 277,112
Accounts payable and accrued expenses	5,705	7,495
Dividends and distributions payable	4,119	4,241
Due to related parties	107	111
Other liabilities	4,487	4,179
Total liabilities	276,025	293,138
Minority interest in Operating Partnership	37,387	48,959
Minority interests in majority-owned partnerships	1,429	2,197
Total minority interests	38,816	51,156
Shareholders' equity:		
Common Shares, $.001 par value, authorized 100,000,000 shares, issued and outstanding 28,697,666 and 28,150,472 shares, respectively	29	28
Additional paid-in capital	189,378	188,392
Accumulated other comprehensive loss	(1,206)	—
Deficit	(9,103)	(9,103)
Total shareholders' equity	179,098	179,317
	$ 493,939	$ 523,611

See accompanying notes.

Consolidated Statements of Income

In thousands, except per share amounts	Years Ended December 31, 2001	2000	1999
Revenues			
Minimum rents	$ 67,014	$ 74,161	$ 73,021
Percentage rents	2,330	3,048	2,994
Expense reimbursements	13,768	14,230	13,786
Other	2,348	5,319	2,908
Total revenues	85,460	96,758	92,709
Operating Expenses			
Property operating	20,398	23,198	21,606
Real estate taxes	11,209	11,468	10,540
General and administrative	5,556	5,057	6,337
Depreciation and amortization	19,478	20,460	19,887
Impairment of real estate	15,886	—	—
Total operating expenses	72,527	60,183	58,370
Operating income	12,933	36,575	34,339
Equity in earnings of unconsolidated partnerships	504	645	584
Gain (loss) on sale of properties	17,734	13,742	(1,284)
Interest expense	(18,589)	(25,163)	(23,314)
Income before minority interest, extraordinary item and *cumulative effect of change in accounting principle*	12,582	25,799	10,325
Minority interests	(2,491)	(5,892)	(3,130)
Extraordinary item — loss on early extinguishment of debt	(140)	—	—
Cumulative effect of change in accounting principle	(149)	—	—
Net income	$ 9,802	$ 19,907	$ 7,195
Earnings per Common Share — Basic and Diluted			
Income before extraordinary item and cumulative effect of change in accounting principle	$ .37	$ .75	$ .28
Extraordinary item	(.01)	—	—
Cumulative effect of change in accounting principle	(.01)	—	—
Net income per Common Share	$ .35	.$ .75	$ .28

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity
	Shares	Amount				
Balance, December 31, 1998	25,419,215	$ 25	$ 170,746	$ —	$ (16,180)	$ 154,591
Conversion of 700,000 OP Units to Common Shares by limited partner of the Operating Partnership	700,000	1	5,012	—	—	5,013
Dividends declared ($.48 per Common Share)	—	—	(5,133)	—	(7,195)	(12,328)
Repurchase of Common Shares	(394,900)	—	(1,984)	—	—	(1,984)
Income before minority interest	—	—	—	—	10,325	10,325
Minority interest's equity	—	—	—	—	(3,130)	(3,130)
Balance, December 31, 1999	25,724,315	26	168,641	—	(16,180)	152,487
Conversion of 3,679,999 OP Units to Common Shares by limited partners of the Operating Partnership	3,679,999	3	26,999	—	—	27,002
Dividends declared ($.48 per Common Share)	—	—	—	—	(12,830)	(12,830)
Repurchase of Common Shares	(1,339,905)	(1)	(7,691)	—	—	(7,692)
Reissuance of Common Shares	86,063	—	443	—	—	443
Income before minority interest	—	—	—	—	25,799	25,799
Minority interest's equity	—	—	—	—	(5,892)	(5,892)
Balance, December 31, 2000	28,150,472	28	188,392	—	(9,103)	179,317
Conversion of 826,884 OP Units to Common Shares by limited partners of the Operating Partnership	826,884	1	5,815	—	—	5,816
Repurchase of 8,000 OP Units from limited partner of the Operating Partnership	—	—	8	—	—	8
Dividends declared ($.48 per Common Share)	—	—	(3,832)	—	(9,802)	(13,634)
Repurchase of Common Shares	(316,800)	—	(1,964)	—	—	(1,964)
Reissuance of Common Shares	37,110	—	239	—	—	239
Purchase of minority interest in majority-owned partnership	—	—	720	—	—	720
Unrealized loss on valuation of swap agreements	—	—	—	(1,206)	—	(1,206)
Income before minority interest	—	—	—	—	12,023	12,023
Minority interest's equity	—	—	—	—	(2,221)	(2,221)
Balance at December 31, 2001	28,697,666	$29	$189,378	$ (1,206)	$ (9,103)	$179,098

See accompanying notes.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2001	2000	1999
In thousands, except per share amounts			
Cash Flows from Operating Activities			
Net income	$ 9,802	$ 19,907	$ 7,195
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,478	20,460	19,887
Minority interests	2,491	5,892	3,130
Equity in earnings of unconsolidated partnerships	(504)	(645)	(584)
Provision for bad debts	1,195	453	1,404
Stock-based compensation	239	443	—
(Gain) loss on sale of properties	(17,734)	(13,742)	1,284
Extraordinary item — loss on early extinguishment of debt	140	—	—
Cumulative effect of change in accounting principle	149	—	—
Impairment of real estate	15,886	—	—
Changes in assets and liabilities			
Funding of escrows, net	(33)	1,250	2,943
Rents receivable	1,358	(1,255)	(4,263)
Prepaid expenses	597	47	(155)
Due to/from related parties	(4)	130	(195)
Other assets	(184)	(792)	(879)
Accounts payable and accrued expenses	(1,790)	470	(4,288)
Other liabilities	(48)	(45)	407
Net cash provided by operating activities	31,038	32,573	25,886
Cash Flows from Investing Activities			
Expenditures for real estate and improvements	(11,272)	(15,865)	(25,091)
Net proceeds from sale of properties	33,713	24,413	6,128
Contributions to unconsolidated partnerships	(36)	—	—
Distributions from unconsolidated partnerships	1,252	1,324	637
Payment of deferred leasing costs	(2,250)	(1,623)	(1,604)
Net cash provided by (used in) investing activities	21,407	8,249	(19,930)

Consolidated Statements of Cash Flows continued

In thousands, except per share amounts	Years Ended December 31, 2001	2000	1999
Cash Flows from Financing Activities			
Principal payments on mortgage notes	$ (75,155)	$ (133,838)	$ (17,598)
Proceeds received on mortgage notes	59,650	106,350	48,168
Payment of deferred financing costs	(1,018)	(1,435)	(1,091)
Dividends paid	(13,569)	(12,545)	(9,238)
Distributions to minority interests in Operating Partnership	(2,985)	(4,617)	(3,929)
Distributions on Preferred OP Units	(199)	(173)	—
Distributions to minority interest in majority-owned partnerships	(90)	(45)	(127)
Redemption of Common OP Units	(5,114)	—	—
Repurchase of Common Shares	(1,964)	(7,692)	(1,984)
Purchase of minority interest in majority owned partnership	(30)	—	—
Net cash (used in) provided by financing activities	(40,474)	(53,995)	14,201
Increase (Decrease) in Cash and Cash Equivalents	11,971	(13,173)	20,157
Cash and Cash Equivalents, Beginning of Year	22,167	35,340	15,183
Cash and Cash Equivalents, End of Year	$ 34,138	$ 22,167	$ 35,340
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for interest, net of amounts capitalized of $372, $439, and $1,299, respectively	$ 19,047	$ 25,035	$ 23,793
Supplemental Disclosures of Non-Cash Investing and Financing Activities			
Note received in connection with sale of property	$ 34,757		
Disposition of real estate through assignment of debt		$ 22,051	
Acquisition of real estate by assumption of debt			$ 18,521
Acquisition of real estate by issuance of Preferred OP Units			$ 2,212

See accompanying notes.

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

NOTE 1

ORGANIZATION, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Acadia Realty Trust (the Company) is a fully integrated and self-managed real estate investment trust (REIT) focused primarily on the ownership, acquisition, redevelopment and management of neighborhood and community shopping centers.

All of the Company's assets are held by, and all of its operations are conducted through, Acadia Realty Limited Partnership (the Operating Partnership or OP) and its majority owned subsidiaries. As of December 31, 2001, the Company controlled 85% of the Operating Partnership as the sole general partner. As the general partner, the Company is entitled to share, in proportion to its percentage interest, in the cash distributions and profits and losses of the Operating Partnership. The limited partners represent entities or individuals who contributed their interests in certain properties or partnerships to the Operating Partnership in exchange for common or preferred units of limited partnership interest (Common or Preferred OP Units). Limited partners holding Common OP Units are generally entitled to exchange their units on a one-for-one basis for common shares of beneficial interest of the Company (Common Shares). This structure is commonly referred to as an umbrella partnership REIT or "UPREIT."

On August 12, 1998, the Company completed a major reorganization (RDC Transaction) in which it acquired twelve shopping centers, five multi-family properties and a 49% interest in one shopping center along with certain third party management contracts and promissory notes from real estate investment partnerships (RDC Funds) managed by affiliates of RD Capital, Inc. In exchange for these and a cash investment of $100,000, the Company issued 11.1 million Common OP Units and 15.3 million Common Shares to the RDC Funds. After giving effect to the conversion of the Common OP Units the RDC Funds beneficially owned 72% of the Common Shares as of the closing of the RDC Transaction. The Company is also obligated to issue OP Units valued at $2,750 upon the commencement of rental payments from a designated tenant at one of the acquired properties. Concurrent with the RDC Transaction, the Company appointed former RD Capital, Inc. executives Ross Dworman as Chairman and Chief Executive Officer, and Kenneth F. Bernstein as President. In January 2001, the Board of Trustees appointed Mr. Bernstein as Chief Executive Officer with Mr. Dworman remaining as Chairman.

As of December 31, 2001, the Company operated 53 properties, which it owned or had an ownership interest in, consisting of 49 neighborhood and community shopping centers, one enclosed shopping mall and three multi-family properties, all of which are located in the Eastern and Midwestern regions of the United States.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the consolidated accounts of the Company and its majority owned subsidiaries, including the Operating Partnership. Non-controlling investments in partnerships are accounted for under the equity method of accounting as the Company exercises significant influence.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PROPERTIES

Real estate assets are stated at cost less accumulated depreciation. Expenditures for acquisition, development, construction and improvement of properties, as well as significant renovations are capitalized. Interest costs are capitalized until construction is substantially complete. Depreciation is computed on the straight-line method over estimated useful lives of 30 to 40 years for buildings and the shorter of the useful life or lease term for improvements, furniture, fixtures and equipment. Expenditures for maintenance and repairs are charged to operations as incurred. The Company records impairment losses and reduces the carrying value of properties when indicators of impairment are present and the expected undiscounted cash flows related to those properties are less than their carrying amounts. In cases where the Company does not expect to recover its carrying costs on properties held for use, the Company reduces its carrying cost to fair value, and for properties held for sale, the Company reduces its carrying value to the fair value less costs to sell. For the year ended December 31, 2001, an impairment loss of $14,756 was recognized related to a property sold subsequent to December 31, 2001. Additionally, an impairment loss of $1,130 was recognized related to a shopping center that was held for sale as of December 31, 2001. Management does not believe that the value of the remaining properties held for sale or properties in use are impaired as of December 31, 2001. As of December 31, 2001, 19 of the Company's shopping centers were held for sale. Of these properties, 17 are under contract to a single buyer and subject to a cross-collateralized and securitized loan. As such, the sale is conditioned upon obtaining the lender's consent permitting the buyer to assume the loan.

DEFERRED COSTS

Fees and costs incurred in the successful negotiation of leases have been deferred and are being amortized on a straight-line basis over the terms of the respective leases. Fees and costs incurred in connection with obtaining financing have been deferred and are being amortized over the term of the related debt obligation.

REVENUE RECOGNITION

Leases with tenants are accounted for as operating leases. Minimum rents are recognized on a straight-line basis over the term of the respective leases. As of December 31, 2001 and 2000, unbilled rents receivable relating to straight-lining of rents were $4,828 and $4,098, respectively.

Percentage rents are recognized in the period when the tenant sales breakpoint is met.

Reimbursements from tenants for real estate taxes, insurance and other property operating expenses are recognized as revenue in the period the expenses are incurred.

An allowance for doubtful accounts has been provided against certain tenant accounts receivable which are estimated to be uncollectible. Rents receivable at December 31, 2001 and 2000 are shown net of an allowance for doubtful accounts of $2,376 and $1,738, respectively.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

CASH IN ESCROW

Cash in escrow consists principally of cash held for real estate taxes, property maintenance, insurance, minimum occupancy and property operating income requirements at specific properties as required by certain loan agreements.

INCOME TAXES

The Company has made an election to be taxed, and believes it qualifies as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. A REIT will generally not be subject to federal income taxation on that portion of its income that qualifies as REIT taxable income to the extent that it distributes at least 90% of its taxable income to its shareholders and complies with certain other requirements. Accordingly, no provision has been made for federal income taxes for the Company in the accompanying consolidated financial statements. The Company is subject to state income or franchise taxes in certain states in which some of its properties are located. These state taxes, which in total are not significant, are included in general and administrative expenses in the accompanying consolidated financial statements.

Earnings Per Common Share

Basic earnings per share was determined by dividing the net applicable income or loss to common shareholders for the year by the weighted average number of Common Shares outstanding during each year consistent with the Financial Accounting Standards Board Statement No. 128. The weighted average number of Common Shares outstanding for the years ended December 31, 2001, 2000, and 1999 were 28,313,070, 26,437,265 and 25,708,787, respectively.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue Common Shares were exercised or converted into Common Shares or resulted in the issuance of Common Shares that then shared in the earnings of the Company. For the years ended December 31, 2001, 2000 and 1999 no additional shares were reflected as the impact would be anti-dilutive in such years.

Interest Rate Hedges

On January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Additionally, the fair value of those instruments will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

In connection with the adoption of SFAS No. 133, the Company recorded a transition adjustment of $149 related to the January 1, 2001 valuation of two LIBOR caps that hedge $23,203 of variable-rate mortgage debt. This adjustment is reflected as a cumulative effect of a change in accounting principle in the accompanying financial statements.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the purchase method to be used for business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill no longer be amortized to earnings, but instead reviewed for impairment, when the statement is required to be adopted on January 1, 2002. The adoption of these statements is not expected to have a material impact on the financial position or results of operations of the Company.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for asset retirement costs and related obligations and is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material impact on the financial position or results of operations of the Company.

In October, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," which supercedes SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed Of." It also supercedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale, but broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of this statement is not expected to have a material impact on the financial position or results of operations of the Company.

COMPREHENSIVE INCOME

Comprehensive income for the year ended December 31, 2001 totaled $8,596 and was comprised of net income of $9,802 and other comprehensive loss of $1,206. The following table sets forth the change in accumulated other comprehensive loss for the period since December 31, 2000:

Accumulated other comprehensive loss

Balance at December 31, 2000	$ —
Unrealized loss on valuation of swap agreements	1,206
Balance at December 31, 2001	$ 1,206

As of December 31, 2001, the balance in accumulated other comprehensive loss was comprised entirely of unrealized losses on the valuation of swap agreements.

RECLASSIFICATIONS

Certain 2000 and 1999 amounts were reclassified to conform to the 2001 presentation.

NOTE 2

ACQUISITION AND DISPOSITION OF PROPERTIES

2001 DISPOSITIONS

On December 21, 2001, the Company sold the Glen Oaks Apartments, a 463 unit multi-family property located in Greenbelt, Maryland for $35,100 resulting in an $8,546 gain on the sale. As part of the transaction, the Company received a promissory note (which was secured by an irrevocable letter of credit) for $34,757, which was subsequently paid in January 2002 resulting in net proceeds of $15,205 after closing costs and the repayment of mortgage debt of $17,595.

On October 4, 2001, the Company sold the Tioga West shopping center, a 122,000 square foot shopping center located in Tunkhannock, Pennsylvania, for $3,200 resulting in a $908 gain on the sale and net proceeds of $3,078.

On August 27, 2001 the Company sold the Wesmark Plaza, a 207,000 square foot shopping center located in Sumter, South Carolina, for $5,750, recognizing a $1,245 gain on the sale and net proceeds of $5,533.

The Company sold its interest in the Marley Run Apartments for $27,400 on May 15, 2001, recognizing a $7,035 gain on the sale. Net proceeds after the repayment of the associated debt and other closing costs were $12,803 of which $4,765 was used to redeem 680,667 Common OP Units at $7.00 per unit. The redemption price represented a premium of $0.35 over the market price of the Company's Common Shares as of the redemption date. These redeemed Common OP Units were held by the original owners of the property who contributed it to the Company in connection with the ROC Transaction. Pursuant to the RDC Transaction, the Company agreed to indemnify the Common OP Unit holders for any income taxes recognized with respect to a disposition of the property within five years following the contribution of the property. As part of the redemption as discussed above, the Common OP Unit holders waived their rights to this tax reimbursement which the Company estimated to be in excess of $2.00 per Common OP Unit.

2000 DISPOSITIONS

On December 14, 2000, the Company sold the Northwood Centre, located in Tallahassee, Florida, for $31,500 resulting in a $15,616 gain on the sale. The buyer assumed the mortgage balance of $22,051 and acquired various mortgage-related escrows for $1,784 which, following additional net closing adjustments and costs, resulted in net proceeds of $11,026 to the Company.

On December 11, 2000, the Company sold approximately 160,000 square feet of the main building and related parking lot at the Abington Towne Center for $11,500 resulting in a $1,035 loss on the sale. The Company retained ownership of approximately 50,000 square feet of the main building, as well as the outparcels (14,000 square feet) and related parking areas. Total sales proceeds were $1,366 following the repayment of the mortgage balance of $10,137 and additional net closing adjustments and costs.

On August 25, 2000, the Company sold 13 acres at the Union Plaza, located in New Castle, Pennsylvania, for $1,900 resulting in a $839 loss on the sale. Proceeds from the sale totaled $1,882 after net closing costs and adjustments.

1999 Acquisitions and Dispositions

On November 16, 1999, the Company acquired 100% of the partnership interests of the limited partnership which owns the Pacesetter Park Shopping Center, a 96,000 square foot community shopping center located in Rockland County, New York. The aggregate purchase price of $7,400 consisted of the assumption of $4,637 in first mortgage debt and the issuance of $2,212 in preferred Operating Partnership units with the balance funded from working capital.

On May 5, 1999, the Company acquired the sole general partner's interest in the limited partnership owning the Gateway Shopping Center, a 122,000 square foot shopping center located in Burlington, Vermont, for $6,547. The interest was acquired out of bankruptcy by restructuring and assuming the mortgage debt of $6,222. The balance of the purchase was funded from working capital.

On February 24, 1999, the Company acquired the Mad River Station, a 154,000 square foot shopping center located in Dayton, Ohio for $11,500. The Company assumed $7,661 in mortgage debt and funded the remaining purchase from working capital.

The Company sold two properties during 1999, the Searstown Mall on February 1, 1999 for a sale price of $3,300 and the Auburn Plaza on March 29, 1999 for $3,500 resulting in a $1,284 total loss on the sales.

Note 3

Segment Reporting

The Company has two reportable segments: retail properties and multi-family properties. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates property performance primarily based on net operating income before depreciation, amortization and certain nonrecurring items. The reportable segments are managed separately due to the differing nature of the leases and property operations associated with the retail versus residential tenants. The table on the following page sets forth certain segment information for the Company as of and for the years ended December 31, 2001, 2000, and 1999 (does not include unconsolidated partnerships):

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	2001				2000				1999			
	Retail Properties	Multi-Family Properties	All Other	Total	Retail Properties	Multi-Family Properties	All Other	Total	Retail Properties	Multi-Family Properties	All Other	Total
Revenues	$ 70,207	$ 13,597	$ 1,656	$ 85,460	$ 79,229	$ 15,396	$ 2,133	$ 96,758	$ 75,823	$ 14,915	$ 1,971	$ 92,709
Property operating expenses and real estate taxes	25,651	5,956	—	31,607	28,547	6,119	—	34,666	26,190	5,956	—	32,146
Net property income before depreciation and amortization	44,556	7,641	1,656	53,853	50,682	9,277	2,133	62,092	49,633	8,959	1,971	60,563
Depreciation and amortization	17,205	1,919	354	19,478	18,064	2,066	330	20,460	17,817	1,829	241	19,887
Interest expense	14,826	3,763	—	18,589	20,802	4,361	—	25,163	19,199	4,115	—	23,314
Real estate at cost	377,472	37,341	—	414,813	430,841	83,298	—	514,139	487,376	82,145	—	569,521
Total assets	453,012	35,758	5,169	493,939	435,287	81,540	6,784	523,611	481,175	82,165	7,463	570,803
Gross leasable area (multi-family: 1,474 units [2001], and 2,273 [2000 and 1999])	7,982	1,207	—	9,189	8,371	2,039	—	10,410	8,817	2,039	—	10,856
Expenditures for real estate and improvements	10,012	1,260	—	11,272	14,712	1,153	—	15,865	23,912	1,179	—	25,091
REVENUES												
Total revenues for reportable segments	$ 86,451				$ 97,710				$ 93,766			
Elimination of intersegment ground rent and management fee income	(991)				(952)				(1,057)			
Total consolidated revenues	$ 85,460				$ 96,758				$ 92,709			
PROPERTY OPERATING EXPENSES AND REAL ESTATE TAXES												
Total property operating expenses and real estate taxes for reportable segments	$ 32,598				$ 35,618				$ 33,203			
Elimination of intersegment management fee expense	(991)				(952)				(1,057)			
Total consolidated expense	$ 31,607				$ 34,666				$ 32,146			
RECONCILIATION TO INCOME BEFORE MINORITY INTEREST, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE												
Net property income before depreciation and amortization	$ 53,853				$ 62,092				$ 60,563			
Depreciation and amortization	(19,478)				(20,460)				(19,887)			
General and administrative	(5,556)				(5,057)				(6,337)			
Equity in earnings of unconsolidated partnerships	504				645				584			
Gain (loss) on sale of properties	17,734				13,742				(1,284)			
Interest expense	(18,589)				(25,163)				(23,314)			
Impairment of real estate	(15,886)				—				—			
Income before minority interest, extraordinary item and cumulative effect of change in accounting principle	$ 12,582				$ 25,799				$ 10,325			

NOTE 4:

Investment in Unconsolidated Partnerships

Crossroads

In connection with the RDC Transaction, the Company acquired a 49% interest in each of the Crossroads Joint Venture and Crossroads II Joint Venture (collectively, Crossroads) which collectively own a 311,000 square foot shopping center in Greenburgh, New York. The Company accounts for its investment in Crossroads using the equity method. Summary financial information of Crossroads and the Company's investment in and share of income from Crossroads is as follows:

	December 31,	
	2001	2000
Balance Sheet		
Assets:		
Rental property, net	$ 7,997	$ 8,446
Other assets	3,715	4,655
Total assets	$ 11,712	$ 13,101
Liabilities and partners' equity		
Mortgage note payable	$ 34,133	$ 34,642
Other liabilities	2,759	736
Partners' equity	(25,180)	(22,277)
Total liabilities and partners' equity	$ 11,712	$ 13,101
Company's investment	$ 5,147	$ 6,784

	Years Ended December 31,		
	2001	2000	1999
Statement of Income			
Total revenue	$7,174	$7,242	$7,003
Operating and other expenses	2,159	1,895	1,910
Interest expense	2,620	2,699	2,568
Depreciation and amortization	538	532	534
Net income	$1,857	$ 2,116	$ 1,991
Company's share of net income	$ 910	$1,037	$ 976
Amortization of excess investment (See below)	392	392	392
Income from partnerships	$ 518	$ 645	$ 584

The unamortized excess of the Company's investment over its share of the net equity in Crossroads at the date of acquisition was $19,580. The portion of this excess attributable to buildings and improvements is being amortized over the life of the related property.

Acadia Strategic Opportunity Fund, LP (ASOF)

On September 28, 2001, the Company entered into a joint venture with four of its current institutional investors. Under the terms of the joint venture agreement, the Company and the investors will contribute $20,000 and $70,000, respectively, and will seek to acquire up to $300,000 of real estate assets, focusing on neighborhood and community shopping centers. The Company will earn a pro-rata return on its invested equity and standard fees for construction, leasing and management. The Company will also earn an asset management fee equal to 1.5% of the total committed capital, as well as the opportunity to earn additional amounts based on certain investment return thresholds. As of and for the period ended December 31, 2001, ASOF had total assets and equity, each of $98, and a net loss of $402. The Company's investment in, and share of net loss of ASOF were $22 and $14, respectively.

Note 5

Deferred Charges

Deferred charges consist of the following as of December 31, 2001 and 2000:

	2001	2000
Deferred financing costs	$ 7,553	$ 7,091
Deferred leasing and other costs	14,893	13,092
	22,446	20,183
Accumulated amortization	(8,315)	(7,157)
	$ 14,131	$13,026

Note 6

Mortgage Loans

At December 31, 2001, mortgage notes payable aggregated $261,607 and were collateralized by 45 properties and related tenant leases. Interest rates ranged from 3.49% to 9.88%. Mortgage payments are due in monthly installments of principal and/or interest and mature on various dates through 2021. Certain loans are cross-collateralized and cross-defaulted as part of a group of properties. The loan agreements contain customary representations, covenants and events of default. Certain loan agreements require the Company to comply with certain affirmative and negative covenants, including the maintenance of certain debt service coverage and leverage ratios.

On December 28, 2001, the Company closed on a $23,000 loan with a bank. As of December 31, 2001, $12,350 was funded under the loan. The Company is required to draw an additional $7,650 within six months following the closing of the loan, or forego the ability to draw these funds at any time during the remaining term of the loan. The availability of the remaining $3,000 is subject to achieving additional leasing requirements at the collateral properties. The debt, which is secured by three of the Company's properties, requires the monthly payment of interest at the rate of LIBOR plus 175 basis points and principal amortized over 25 years and matures January 1, 2007. As of December 31, 2001, the funded loan proceeds were available for working capital purposes.

On December 21, 2001, the Company closed on a $26,000 loan with a bank. As of December 31, 2001, $16,000 was funded under the loan. The remaining balance, less environmental and engineering holdbacks of approximately $600, must be drawn within one year from the loan closing, or the Company foregoes the ability to draw these funds at any time during the remaining term of the loan. The debt, which is secured by two of the Company's properties, requires the monthly payment of interest at the rate of LIBOR plus 185 basis points and principal amortized over 25 years and matures January 1, 2007. Approximately $16,000, or two-thirds of the loan amount, must be swapped to fixed rate within a year. As of December 31, 2001, the funded loan proceeds were available for working capital purposes.

On December 21, 2001, the Company repaid $17,600 of outstanding debt in connection with the sale of the Glen Oaks Apartments.

During August and September of 2001, the Company completed two interest rate swap transactions to hedge the Company's exposure to changes in interest rates with respect to $50,000 of LIBOR based variable rate debt. The first swap agreement, which extends through April 1, 2005, provides for a fixed all-in rate of 6.55% on $30,000 of notional principal. The second swap agreement, which extends through October 1, 2006, provides for a fixed all-in rate of 6.28% on $20,000 of notional principal.

On May 15, 2001 the Company repaid $14,100 of outstanding debt with a bank in connection with the sale of the Marley Run Apartments.

On April 10, 2001 the Company repaid $3,500 of outstanding debt under a revolving credit facility with a bank. Following this repayment, the Company had no outstanding balance under this facility, which provides for total borrowings of up to $7,400.

On March 30, 2001, the Company fully repaid $9,900 of outstanding debt with a bank that was collateralized by one of the Company's properties.

On March 29, 2001, the Company borrowed an additional $23,000 under an existing $59,000 secured financing line with a bank.

On January 8, 2001, the Company partially repaid $10,100 of a fixed-rate mortgage debt, which was secured by two of the Company's properties. On March 30, 2001, the remaining outstanding debt of $7,900 with this lender was fully repaid.

The following table summarizes the Company's mortgage indebtedness as of December 31, 2001 and 2000:

IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

	December 31, 2001	December 31, 2000	Interest Rate	Maturity	Properties Encumbered	Monthly Payment Terms
MORTGAGE NOTES PAYABLE — VARIABLE-RATE						
Fleet Bank, N.A.	$ 4,051	$ 4,110	3.79% (LIBOR + 1.75%)	03/15/02	(1)	(2)
Fleet Bank, N.A.	9,106	9,216	3.82% (LIBOR + 1.78%)	05/31/02	(3)	(2)
Sun America Life Insurance Company	13,521	13,774	4.28% (LIBOR + 2.05%)	08/01/02	(4)	(2)
Sun America Life Insurance Company	9,682	9,856	4.65% (LIBOR + 2.05%)	10/01/02	(5)	(2)
KBC Bank	—	14,238	— (LIBOR + 1.50%)	—	—	—
Fleet Bank, N.A.	—	3,500	—	03/01/03	(6)	(2)
Fleet Bank, N.A.	8,853	8,965	3.89% (LIBOR + 1.75%)	08/01/03	(7)	(2)
Metropolitan Life Insurance Company	10,800	10,800	4.20% (LIBOR + 2.00%)	11/01/03	(8)	(21)
First Union National Bank	13,512	13,636	3.49% (LIBOR + 1.45%)	01/01/05	(9)	(2)
Dime Savings Bank of New York	58,149	35,814	3.87% (LIBOR + 1.75%)	04/01/05	(10)	(2)
Fleet Bank, N.A.	12,350	—	3.73% (LIBOR + 1.75%)	01/01/07	(11)	(2)
Dime Savings Bank of New York	16,000	—	3.73% (LIBOR + 1.85%)	01/01/07	(12)	(2)
Total variable-rate debt	156,024	123,909				
MORTGAGE NOTES PAYABLE — FIXED RATE						
Sun America Life Insurance Company	—	17,999	7.75%	—	—	—
Huntoon Hastings Capital Corp.	6,194	6,222	9.88%	09/01/02	(13)	$ 55 (2)
North Fork Bank	—	9,887	7.75%	—	—	—
Anchor National Life Insurance Company	3,676	3,775	7.93%	01/01/04	(14)	$ 33 (2)
Lehman Brothers Holdings, Inc.	—	17,792	8.32%	—	—	—
Mellon Mortgage Company	7,305	7,442	9.60%	05/23/05	(15)	$ 70 (2)
Northern Life Insurance Company	2,619	2,895	7.70%	12/01/08	(16)	$ 41 (2)
Reliastar Life Insurance Company	1,805	1,996	7.70%	12/01/08	(16)	$ 28 (2)
Metropolitan Life Insurance Company	24,820	25,148	8.13%	11/01/10	(17)	$ 197 (2)
Bank of America, N.A.	11,017	11,100	7.55%	01/01/11	(18)	$ 78 (2)
Bank of America, N.A.	5,508	5,550	7.55%	01/01/11	(19)	$ 39 (2)
Morgan Stanley Mortgage Capital	42,639	43,397	8.84%	11/01/21	(20)	$380 (2)
Total fixed-rate debt	105,583	153,203				
	$261,607	$ 277,112				

Notes:

(1) Town Line Plaza

(2) Monthly principal and interest

(3) Smithtown Shopping Center

(4) Merrillville Plaza

(5) Village Apartments

(6) *Marketplace of Absecon*

(7) Soundview Marketplace

(8) Green Ridge Plaza
Luzerne Street Plaza
Valmont Plaza

(9) 239 Greenwich Avenue

(10) Ledgewood Mall
New Loudon Center
Route 6 Plaza
Bradford Towne Centre
Berlin Shopping Center

(11) Branch Shopping Center
Abington Towne Center
Methuen Shopping Center

(12) Walnut Hill Plaza
Bloomfield Town Square

(13) Gateway Shopping Center

(14) Pittston Plaza

(15) Mad River Shopping Center

(16) Manahawkin Shopping Center

(17) Crescent Plaza
East End Centre

(18) GHT Apartments

(19) Colony Apartments

(20) Midway Plaza
Kings Fairgrounds
Shillington Plaza
Dunmore Plaza
Kingston Plaza
25th Street Shopping Center
Circle Plaza
Northside Mall
Monroe Plaza
New Smyrna Beach
Mountainville Plaza
Cloud Springs Plaza
Birney Plaza
Troy Plaza
Martintown Plaza
Plaza 15
Ames Plaza

(21) Interest only until 5/02; monthly principal and interest thereafter

The scheduled principal repayments of all mortgage indebtedness as of December 31, 2001 are as follows:

2002	$ 46,699
2003	23,573
2004	7,761
2005	77,444
2006	40,835
Thereafter	65,295
	$261,607

NOTE 7

INTEREST RATE HEDGES

During 2001, the Company completed two interest rate swap transactions to hedge the Company's exposure to changes to interest rates with respect to $50,000 of LIBOR based variable-rate debt. The first swap agreement, which extends through April 1, 2005, provides for a fixed all-in rate of 6.55% (includes a credit spread of 1.75%) on $30,000 of notional principal. The second swap agreement, which extends through October 1, 2006, provides for a fixed all-in rate of 6.28% (includes a credit spread of 1.75%) on $20,000 of notional principal. The Company is also a party to two swap agreements with a bank through its 49% interest in Crossroads (see note 4). These swap agreements effectively fix the interest rate on the Company's pro rata share, or $16,725, of the joint venture mortgage debt.

As of December 31, 2001, unrealized losses of $1,206 representing the fair value of the aforementioned swaps were reflected in accumulated other comprehensive loss, a component of shareholder's equity.

The following table summarizes the notional values and fair values of the Company's derivative financial instruments. The notional value provides an indication of the extent of the Company's involvement in these instruments on December 31, 2001, but does not represent exposure to credit, interest rate or market risks.

Hedge Type	Notional Value	Rate	Interest Maturity	Fair Value
Swap[1]	$ 11,974	5.94%	6/16/07	$ (545)
Swap[1]	5,000	6.48%	6/16/07	(358)
Swap	30,000	4.80%	4/1/05	(561)
Swap	20,000	4.53%	10/1/06	204
Caps	24,000	6.50%	9/1/02	—

[1]Relates to the Company's investment in Crossroads.

On December 31, 2001, the derivative instruments were reported at their fair value as other liabilities ($357) and investments in unconsolidated partnerships ($903). For the year ended December 31, 2001, the Company recorded a $54 expense due to partial ineffectiveness on one of the swaps. The ineffectiveness resulted from differences between the swap notional and the principal amount of the hedged debt.

The Company's interest rate hedges are designated as cash flow hedges and hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, such as those held by the Company, as well as interest rate caps, floors, collars, and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet with a corresponding adjustment to either accumulated other comprehensive income or earnings depending on the type of hedging relationship. For cash flow hedges, offsetting gains and losses are reported in accumulated other comprehensive income. Over time, the unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings. This reclassification occurs over the same time period in which the hedged items affect earnings. Within the next twelve months, the Company expects to reclassify to earnings as interest expense approximately $300 of the current balance held in accumulated other comprehensive loss.

The Company hedges its exposure to the variability in future cash flows for forecasted transactions over a maximum period of twelve months. During the forecasted period, unrealized gains and losses in the hedging instrument will be reported in accumulated other comprehensive income or loss. Once the hedged transaction takes place, the hedge gains and losses will be reported in earnings during the same period in which the hedged item is recognized in earnings.

NOTE 8

MINORITY INTERESTS

Minority interest represents the limited partners' interest of 5,249,717 and 6,804,144 Common OP Units in the Operating Partnership at December 31, 2001 and 2000, respectively, and 2,212 units of Preferred Limited Partnership Interests designated as Series A Preferred Units (Preferred OP Units) issued November 16, 1999 in connection with the acquisition of all the partnership interests of the limited partnership which owns the Pacesetter Park Shopping Center.

The Preferred OP Units, which have a stated value of $1,000 each, are entitled to a quarterly preferred distribution of the greater of (i) $22.50 (9% annually) per Preferred OP Unit or (ii) the quarterly distribution attributable to a Preferred OP Unit if such unit were converted into a Common OP Unit. The Preferred OP Units are currently convertible into Common OP Units based on the stated value divided by $7.50. After the seventh anniversary following their issuance, either the Company or the holders can call for the conversion of the Preferred OP Units at the lesser of $7.50 or the market price of the Common Shares as of the conversion date.

On April 12, 2001, the Company redeemed 8,000 Common OP Units held by a limited partner at $6.15 per unit, the market price of the Common Shares at that date of share.

Related to the sale of two properties during 2001, the Company redeemed 680,667 Common OP Units on May 15, 2001 in connection with the sale of its interest in the Marley Run Apartments and 38,877 Common OP Units on December 21, 2001 in connection with the sale of the Glen Oaks Apartments (note 2).

During 2001, various limited partners converted a total of 826,884 Common OP Units into Common Shares on a one-for-one basis.

Minority interests at December 31, 2001 and 2000 also include an aggregate amount of $1,429 and $2,197, respectively, which as of December 31, 2001, represent third party interests in three of the properties in which the Company has a majority ownership position. During, 2001, the Company purchased the entire minority interest position in one formerly majority-owned partnership for $30.

NOTE 9

RELATED PARTY TRANSACTIONS

On December 30, 1999, the Company and Marvin Slomowitz, the former Chief Executive Officer of the Compay, terminated certain obligations which were incurred in connection with the RDC Transaction. The principal terms included the cancellation of the lease for the Company's prior headquarters in a building owned by Mr. Slomowitz. Rent expenses for this office space was $119 for the year ended December 31, 1999. The Company paid Mr. Slomowitz the sum of $329 in connection with the lease cancellation. Additionally, Mr. Slomowitz terminated his options to acquire 301,000 Common Shares and waived a $100 payment which was due August, 2000. Mr. Slomowitz also retained the right to continue to guarantee Company debt up to $55,000. Mr. Slomowitz also removed all restrictions on the sale of any properties which he had originally contributed to the Company, waived his claims for present and future brokerage commissions and agreed to absorb up to $1,250 of tax liabilities resulting in event of the sale thereof. The Company remains responsible to reimburse Mr. Slomowitz for any such liability in excess of $1,250. Mr. Slomowitz also resigned from the Company's Board of Trustees effective December 8, 1999.

On July 16, 1999, and April 9, 1999, Mr. Slomowitz converted 600,000 and 100,000 Common OP Units, respectively, into Common Shares.

The Company currently manages one property in which a shareholder of the Company has an ownership interest for which the Company earns a management fee of 3% of tenant collections. In each of 2001 and 2000, the Company terminated contracts to manage a property owned by related parties that earned fees of 3.25% and 3.5% of tenant collections, respectively. Management fees earned by the Company under these contracts aggregated $391, $853, and $639 for the years ended December 31, 2001, 2000 and 1999 respectively.

In connection with the RDC Transaction, the Company is obligated, for a period of five years following the transaction, to reimburse the partners of the real estate partnerships which contributed properties as part of the transaction, for any tax liabilities resulting from the sale of any of the contributed properties. As a result, in connection with the sale of a portion of the Abington Towne Center (note 2), the Company reimbursed a total of $643 to the partners of the limited partnership which contributed this property. Of this amount, Messrs. Dworman and Bernstein received a total of $241 as a result of their interests in the contributing partnership.

On May 15, 2001, the Company redeemed 680,667 Common OP Units in connection with the sale of its interest in the Marley Run Apartments (Note 2). Messrs. Dworman and Bernstein owned a total of 13,600 of these redeemed Common OP Units through various affiliated entities.

Included in the Common OP Units converted to Common Shares during 2001, were 10,000 Common OP Units converted by Mr. Dworman who then transferred them to a private charitable foundation in accordance with a pre-existing arrangement.

In connection with the Company's Tender Offer, which was completed in February of 2002, Mr. Dworman, tendered and sold 492,271 Common OP Units and 107,729 Common Shares (note 21).

NOTE 10

TENANT LEASES

Space in the shopping centers and other retail properties is leased to various tenants under operating leases which usually grant tenants renewal options and generally provide for additional rents based on certain operating expenses as well as tenants' sales volume.

Minimum future rentals to be received under noncancelable leases for shopping centers and other retail properties as of December 31, 2001 are summarized as follows:

2002	$ 49,356
2003	48,447
2004	43,534
2005	37,153
2006	32,646
Thereafter	213,232
	$424,368

Minimum future rentals above include a total of $53,710 for four tenants (with 20 leases), which have filed for bankruptcy protection. None of these leases have been rejected nor affirmed. During the years ended December 31, 2001, 2000 and 1999, no single tenant collectively accounted for more than 10% of the Company's total revenues.

NOTE 11

LEASE OBLIGATIONS

The Company leases land at six of its shopping centers, which are accounted for as operating leases and generally provide the Company with renewal options. The leases terminate during the years 2016 to 2066. Four of these leases provide the Company with options to renew for additional terms aggregating from 20 to 44 years. The Company leases space for its New York City corporate office for a term expiring in 2002. Future minimum rental payments required for leases having remaining non-cancelable lease terms are as follows:

2002	$ 668
2003	642
2004	642
2005	642
2006	642
Thereafter	19,997
	$ 23,233

NOTE 12

SHARE INCENTIVE PLAN

During 1999, the Company adopted the 1999 Share Incentive Plan (the 1999 Plan) which replaced both the 1994 Share Option Plan and the 1994 Non-Employee Trustees' Share Option Plan. The 1999 Plan authorizes the issuance of options equal to up to 8% of the total Common Shares outstanding from time to time on a fully diluted basis. However, not more than 4,000,000 of the Common Shares in the aggregate may be issued pursuant to the exercise of options and no participant may receive more than 5,000,000 Common Shares during the term of the 1999 Plan. Options are granted by the Share Option Plan Committee (the Committee), which currently consists of two non-employee Trustees, and will not have an exercise price less than 100% of the fair market value of the Common Shares and a term of greater than ten years at the grant date. Vesting of options is at the discretion of the Committee with the exception of options granted to non-employee Trustees, which vest in five equal annual installments beginning on the date of grant. Pursuant to the 1999 Plan, non-employee Trustees receive an automatic grant of 1,000 options following each Annual Meeting of Shareholders. As of December 31, 2001, the Company has issued 2,579,400 options to officers and employees, which are for ten-year terms and vest in three equal annual installments beginning on the grant date. In addition, 14,000 options have been issued to non-employee Trustees.

The 1999 Plan also provides for the granting of Share Appreciation Rights, Restricted Shares and Performance Units/Shares. Share Appreciation Rights provide for the participant to receive, upon exercise, cash and/or Common Shares, at the discretion of the committee, equal to in value to the excess of the option exercise price over the fair market value of the Common Shares at the exercise date. The Committee will determine the award and restrictions placed on Restricted Shares, including the dividends thereon and the term of such restrictions. The Committee also determines the award and vesting of Performance Units and Performance Shares based on the attainment of specified performance objectives of the Company within a specified performance period. For the year ended December 31, 2001, 2000 and 1999, the Company has issued 37,110, 84,063 and 2,000 Restricted Shares, respectively, to employees, which vest equally over three years. No awards of Share Appreciation Rights or Performance Units/Shares were granted for the years ended December 31, 2001, 2000 and 1999.

The Company accounts for stock-based compensation pursuant to Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB No. 25, no compensation expense has been recognized in the accompanying financial statements related to the issuance of stock options because the exercise price of the Company's employee stock options equaled or exceeded the market price of the underlying stock on the date of grant. The alternative fair value accounting provided for under SFAS No. 123, "Accounting for Stock-Based Compensation," has not been elected by the Company.

Accordingly, pro forma information regarding net income and earnings per share as required by SFAS No. 123 has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years ended December 31,		
	2001	2000	1999
Risk-free interest rate	**5.4%**	4.9%	6.4%
Dividend Yield	**8.4%**	7.8%	9.5%
Expected Life	**7.0 years**	7.7 years	8.6 years
Expected volatility	**17.7%**	30.0%	32.4%

For purposes of pro forma disclosure, the estimated fair value of the options are amortized to expense over the options vesting period. For the years ended December 31, 2001, 2000 and 1999, pro forma net income is $9,699 ($0.34 per Common Share), $19,038 ($0.72 per Common Share), and $6,573 ($0.26 per Common Share), respectively.

NOTE 13

Employee 401(k) Plan

The Company maintains a 401(k) plan for employees under which the Company currently matches 50% of a plan participant's contribution up to 6% of the employee's annual salary. A plan participant may contribute up to a maximum of 15% of their compensation but not in excess of $11 for the year ended December 31, 2001. The Company contributed $135, $143, and $93 for the years ended December 31, 2001, 2000 and 1999, respectively.

Changes in the number of shares under all option arrangements are summarized as follows:

	Years Ended December 31,		
	2001	2000	1999
Outstanding at beginning of period	2,124,600	2,071,600	300,000
Granted	475,000	55,000	2,071,600
Option price per share granted	$6.00–$7.00	$5.00–$5.75	$4.89–$7.50
Cancelled	6,200	2,000	300,000
Exercisable at end of period	2,418,137	2,108,200	1,368,733
Exercised	—	—	—
Expired	—	—	—
Outstanding at end of period	2,593,400	2,124,600	2,071,600
Option prices per share outstanding	$4.89–$7.50	$4.89–$7.50	$4.89–$7.50

As of December 31, 2001 the outstanding options had a weighted average remaining contractual life of approximately 7.1 years.

NOTE 14

REPURCHASE OF COMMON SHARES

In January 2001, the Board of Trustees approved a continuation and expansion of the Company's existing share repurchase program. Management is authorized, at its discretion, to repurchase up to an additional $10,000 of the Company's outstanding Common Shares. The program may be discontinued or extended at any time and there is no assurance that the Company will purchase the full amount authorized.

As of December 31, 2001, the Company had repurchased 1,928,432 Common Shares (net of 123,173 Common Shares reissued) at a total cost of $10,983 under the expanded share repurchase program which allows for the repurchase of up to $20,000 of the Company's outstanding Common Shares. The repurchased shares are reflected as a reduction of par value and additional paid-in capital.

In addition to the above share repurchase program, the Company commenced a modified "Dutch Auction" tender offer (the Tender Offer) in December 2001 whereby, upon completion in February 2002, it repurchased a total of 5,523,974 Common Shares and Common OP Units at a price of $6.05 per share (note 21).

NOTE 15

DIVIDENDS AND DISTRIBUTIONS PAYABLE

On December 14, 2001, the Company declared a cash dividend for the quarter ended December 31, 2001 of $0.12 per Common Share. The dividend was paid on January 15, 2002 to shareholders of record as of December 31, 2001.

The Company has determined that the cash distributed to the shareholders is characterized as follows for Federal income tax purposes:

	Years Ended December 31,		
	2001	2000	1999
Ordinary income	79%	100%	41%
Long Term Capital Gain	21%	—	—
Return of capital	—	—	59%
	100%	100%	100%

NOTE 16

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure on the fair value of financial instruments. Certain of the Company's assets and liabilities are considered financial instruments. Fair value estimates, methods and assumptions are set forth below.

Cash and Cash Equivalents, Cash in Escrow, Rents Receivable, Note Receivable, Prepaid Expenses, Other Assets, Accounts Payable and Accrued Expenses, Dividends Payable and Other Liabilities. The carrying amount of these assets and liabilities approximates fair value due to the short-term nature of such accounts.

Mortgage Notes Payable. As of December 31, 2001 and 2000, the Company has determined the estimated fair value of its mortgage notes payable are approximately $272,208 and $287,588, respectively, by discounting future cash payments utilizing a discount rate equivalent to the rate at which similar mortgage notes payable would be originated under conditions then existing.

NOTE 17

Summary of Quarterly Financial Information (Unaudited)

The separate results of operations of the Company for the years ended December 31, 2001 and 2000 are as follows:

	2001				
	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31	TOTAL
Revenue	$22,589	$ 21,018	$ 20,513	$ 21,340	**$85,460**
Income (loss) before minority interest, extraordinary item and cumulative effect of change in accounting principle	$ 2,312	$ 9,546	$(10,905)	$ 11,629	**$ 12,582**
Net income (loss)	$ 1,583	$ 7,800	$ (9,269)	$ 9,688	**$ 9,802**
Net income (loss) per Common Share — basic and diluted Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	$ 0.08	$ 0.27	$ (0.33)	$ 0.34	**$ 0.36**
Net income (loss)	$ 0.06	$ 0.27	$ (0.33)	$ 0.34	**$ 0.35**
Cash dividends declared per Common Share	$ 0.12	$ 0.12	$ 0.12	$ 0.12	**$ 0.48**
Weighted average Common Shares outstanding — basic and diluted	28,091,479	28,089,593	28,488,712	28,575,250	**28,313,070**

	2000				
	MARCH 31	JUNE 30	SEPTEMBER 30	DECEMBER 31	TOTAL
Revenue	$23,863	$24,969	$ 23,489	$24,437	**$96,758**
Income before minority interest	$ 2,701	$ 4,238	$ 1,527	$ 17,333	**$ 25,799**
Net income	$ 1,874	$ 2,964	$ 1,105	$13,964	**$19,907**
Net income per Common Share — basic and diluted	$ 0.07	$ 0.12	$ 0.04	$ 0.49	**$ 0.75**
Cash dividends declared per Common Share	$ 0.12	$ 0.12	$ 0.12	$ 0.12	**$ 0.48**
Weighted average Common Shares outstanding — basic and diluted	25,476,098	25,241,794	26,789,666	28,218,059	**26,437,265**

NOTE 18

LEGAL PROCEEDINGS

On July 30, 2001, the Company filed a lawsuit in Superior Court of New Jersey Law Division: Bergen County against The Great Atlantic & Pacific Tea Company (A&P). The complaint alleges A&P defaulted under its lease at the Elmwood Park Shopping Center by failing to accept delivery of its site at the center. During 2001, the Company completed all required sitework and also complied with all other requirements of the lease in delivering the pad site to A&P. The Company believed A&P wrongfully refused acceptance of the site and sought to have the Court declare the lease in default, terminate the lease and accelerate the rent that totaled approximately $24,400 over the 20 year lease term.

On December 31, 1998, the Company settled certain litigation with Jack Wertheimer, a former President of the Company. The Company entered into an agreement whereby the Company paid Mr. Wertheimer $1,000 on December 31, 1998 and $900 on April 1, 1999 and agreed to pay him five annual payments of $200 which commenced January 10, 2000. In March 2002, the Company agreed to pay Mr. Wertheimer $388,000 in satisfaction of all remaining payments owed.

The Company is involved in other various matters of litigation arising in the normal course of business. While the Company is unable to predict with certainty the amounts involved, the Company's management and counsel are of the opinion that, when such litigation is resolved, the Company's resulting liability, if any, will not have a significant effect on the Company's consolidated financial position.

NOTE 19

CONTINGENCIES

Under various Federal, state and local laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be liable for the cost of removal or remediation of certain hazardous or toxic substances disposed, stored, generated, released, manufactured or discharged from, on, at, under, or in a property. As such, the Company may be potentially liable for costs associated with any potential environmental remediation at any of its formerly or currently owned properties.

The Company conducts Phase I environmental reviews with respect to properties it acquires. These reviews include an investigation for the presence of asbestos, underground storage tanks and polychlorinated biphenyls (PCBs). Although such reviews are intended to evaluate the environmental condition of the subject property as well as surrounding properties, there can be no assurance that the review conducted by the Company will be adequate to identify environmental or other problems that may exist. Where a Phase I assessment so recommended, a Phase II assessment was conducted to further determine the extent of possible environmental contamination. In all instances where a Phase I or II assessment has resulted in specific recommendations for remedial actions, the Company has either taken or scheduled the recommended remedial action. To mitigate unknown risks, the Company has obtained environmental insurance for most of its properties, which covers only unknown environmental risks.

The Company believes that it is in compliance in all material respects with all Federal, state and local ordinances and regulations regarding hazardous or toxic substances. Management is not aware of any environmental liability that they believe would have a material adverse impact on the Company's financial position or results of operations. Management is unaware of any instances in which it would incur significant environmental costs if any or all properties were sold, disposed of or abandoned. However there can be no assurance that any such non-compliance, liability, claim or expenditure will not arise in the future.

NOTE 20

EXTRAORDINARY ITEM — LOSS ON EARLY EXTINGUISHMENT OF DEBT

The consolidated statement of income for the year ended December 31, 2001 includes the write-off of $140 in net deferred financing fees as a result of the repayment of the related mortgage debt.

Note 21

Subsequent Events

On January 16, 2002, the Company sold Union Plaza, a 218,000 square foot shopping center located in New Castle, Pennsylvania for $4,750. The Company received a $3,560 purchase money note. The note, which matures January 15, 2005, requires monthly interest of 7% for year one, increasing at a rate of 1% per annum throughout the term. As part of the transaction, the Company has agreed to reimburse the purchaser 50% of the former Ames rent, or $43 per month, for a period of 18 months.

In February 2002, the Company completed a Tender Offer (note 1). The Company purchased a total of 5,523,974 Common Shares and Common OP Units at a purchase price of $6.05 per share for a total of $33,400.

In February 2002, the Board of Trustees voted to permit Yale University (Yale) to acquire 2,266,667 additional Common Shares from the Howard Hughes Medical Institute by granting a conditional waiver of the provision in the Company's Declaration of Trust that prohibits ownership positions in excess of 4% of the Company. The waiver was limited to this particular transaction. Following this, Yale owned 8,421,759 Common Shares, or 34% of the Company's outstanding Common Shares. Additionally, as a condition to approving the waiver, Yale agreed to establish a voting trust whereby all shares owned by Yale in excess of 30% of the Company's outstanding Common Shares, will be voted in the same proportion as all other shares voted, excluding Yale.

ACADIA
REALTY TRUST

20 Soundview Marketplace
Port Washington, NY 11050-2221
Tel: 516.767.8830



Shareholder Information

Corporate Headquarters

Acadia Realty Trust
20 Soundview Marketplace
Port Washington, NY 11050-2221
Tel: 516.767.8830

Internet Address

Visit us online at **www.acadiarealty.com** for more information about Acadia Realty Trust and its real estate portfolio. The 2001 Annual Report is available online, as well as current news and quarterly financial and operational supplementary information.

Legal Counsel

Paul, Hastings, Janofsky & Walker, LLP
Park Avenue Tower
75 East 55th Street
New York, NY 10022

Independent Auditors

Ernst & Young LLP
1211 Avenue of the Americas
New York, NY 10036

Stock Exchange

New York Stock Exchange
Symbol: AKR

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Tel: 877.777.0800
website: http://www.amstock.com
email: info@amstock.com

Investor Relations

Jon Grisham
Vice President
Tel: 516.767.8830 ext. 342
Fax: 516.767.8834
email: jgrisham@acadiarealty.com

Annual Meeting

The annual meeting will be held on May 16, 2002 at 10:00 am at the offices of Paul, Hastings, Janofsky & Walker, LLP, Park Avenue Tower, 75 East 55th Street, New York, NY 10022.

A copy of the Company's annual report and Form 10-K filed with the Securities and Exchange Commission may be obtained without charge by contacting Investor Relations.

Dividend Reinvestment

Acadia Realty Trust offers a dividend reinvestment plan that enables its shareholders to automatically reinvest dividends as well as make voluntary cash payments toward the purchase of additional shares. To participate, contact Acadia Realty Trust's dividend reinvestment agent at **800.937.5449 ext. 6820** or write to:

American Stock Transfer & Trust Company
Attn: Dividend Reinvestment Dept.
59 Maiden Lane
Plaza Level
New York, NY 10038

For further information contact Investor Relations.

ACADIA REALTY TRUST

20 Soundview Marketplace
Port Washington, NY 11050-2221
Tel: 516.767.8830


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